UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                  SMALL BUSINESS ISSUERS Under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934




                               Fresh'n Lite, Inc.
                 (Name of Small Business Issuer in its charter)

           Texas                                      75-2337102
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)

   2804 Judson Rd. Longview, Texas                     75605
   (Address of principal executive offices)         (Zip Code)


  Issuer's telephone number, (903)663-5525


Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                  each class is to be registered

         Common Stock                      OTC-BB and Boston Exchange (Pendinq)



    Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
                                (Title of class)



                                (Title of class)















                    Potential persons who are to respond to the collections of information contained in this form are not requiredl to respond unless the form displays a currently valid control number.

                              GENERAL INSTRUCTIONS

A. Use of Form 10-SB.

1. This Form may be used by a "small business issuer," defined in Rule 12b-2 (ss.240.12b-2) of the Securities Exchange Act of 1934 (dine "Exchange Act"), to register a class of securities under Section 12(b) or (g) of the Exchange Act. For further information as to eligibility to use dhis form see Item 10(a) of Regulation S-B (17 CFR 228.10 et seg.). 2. If the small business issuer is not organized under the laws of any of dhe states of or the United States of America, it shall at dhe time of filing tlis registration statement, file with the, Commission a written irrevocable consent and power of attorney on Fonn FX [ss. 239.42]. Any change to the name or address of the agent for service of dhe issuer shall be communicated promply to the Commission through amendment of dhe requisite form and referencing d e file number of the registration statement.

B. Signature and Filing of Registration Statement.

1. File three "complete" copies and five "additional" copies of the registration statement with dhe Commission and file at least one complete copy with each exchange on which the securities will be registered. A "complete" copy includes financial statements, exhibits and all ocher papers and documents. An "additional" CODY excludes exhibits.

2. Manually sign at least one copy of the report filed with the Commission and each exchange; ocher copies should have typed or printed signatures.

C. Information to be Incorporated by Reference.

     Refer to Rule 12b-23 (ss.240.12b-23 of dhis chapter) if information will be incorporated by reference from other documents in answer or partial answer to any item of this Fonn.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

     Furnish the information required by Item 101 of Regulation S-B.

Item 2. Management's Discussion and Analysis or Plan of Operation.

     Furnish the infonnation required by Item 303 of Regulation S-B.

Item 3. Description of Property.

     Furnish the information required by Item 102 of Regulation S-B.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     Furnish the information required by Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     Furnish the information required by Item 401 of Regulation S-B.

Item 6. Executive Compensation.

     Furnish the information required by Item 402 of Regulation S-B.

Item 7. Certain Relationships and Related Transactions.

     Furnish the information required by Item 404 of Regulation S-B.

Item 8. Legal Proceedings.

     Furnish the information required by Item 103 of Regulation S-B.

Item 9. Market for Common Equity and Related Stockholder Matters.

     Furnish the infonnation required by Item 201 of Regulation S-B.

Item 10. Recent Sales of Unregistered Securities.

     Fumish the information required by Item 701 of Regulation S-B.

Item 11. Description of Securities.

     Fumish the information required by Item 202 of Regulation S-B.

Item 12. Indemnification of Directors and Officers.

     Fumish the information required by Item 702 of Regulation S-B.

Item 13. Financial Statements.

     Fumish the information required by Item 310 of Regulation S-B.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

     Furnish the information required by Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits.

(a) List separately all financial statements filed as part of the registration statement.

(b)  Furnish the exhibits required by Item 601 of Regulation S-B.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, "hereunto duly authorized.

                                            Fresh 'n Lite, Inc.
                                             (Registrant)

  Date   October 23rd, 1997           /S/  Curtis A. Swanson
                                      ------------------------------------------
                                      Curtis A. Swanson, Chief Financial Officer



* Print the name and title of each signing officer under his or her signature.

Item 1.  Description of Business

History.

     Fresh'n Lite, Inc. (the "Company") was incorporated under the laws of the State of Delaware on May 9, 1990. The Company was originally formed under the name of Bosko's, Inc.

     On June 5, 1989, the founders of the Company established the first "Bosko's 3 N 1 D-Lite" restaurant in Marshall, Texas. The restaurant served an assortment of submarine sandwiches, soups, salads, deli sandwiches, croissant sandwiches, low fat burgers, baked potatoes, grilled chicken sandwiches, fat free pizza, steaks, seafood, pastas, no-fat frozen yogurt, fat free & sugar free desserts, soft drinks, potato chips, and other similar food products. This restaurant was sold early in 1995.

     The Company opened a second restaurant in Tyler, Texas, on February 15, 1991, under the name "Bosko's 3 N 1 D-Lite." This restaurant was sold in early 1995. However, in May, 1995, the Company reacquired this restaurant for the amount owed on the note to the Company by the prior owner. The Marshall and Tyler restaurants were marginally profitable and were sold to allow management to focus on the Company's more profitable restaurants and to divest assets that were less compatible with the Company's current restaurant concept. The Tyler restaurant was repurchased because the purchaser was having difficulty in paying the note and management believes it could reacquire the restaurant and again make it profitable.

     The Company opened a third restaurant in Longview, Texas, on March 8, 1992, also under the name "Bosko's 3 N 1 D-Lite." This was the Company's first step in the testing of a store using a geodesic dome design. The address of the Longview store is 2804 Judson Road, Longview, TX 75601. This store was closed in October of 1997 in order to allow management to concentrate it's efforts on it's higher volume and more profitable urban market stores.

     On November 9, 1992, the name of the Company was changed to "Fresh'n Lite, Inc." Consequently, the stores' names also changed to "Fresh'n Lite Cafe & Grill," with an accompanying marketing slogan "Tastes great, Less Fat." The name change came about due to market research and the need for public name recognition of what the Company sells.

     The Company's fourth restaurant (bearing the "Fresh'n Lite" name) opened in Nacogdoches, Texas, on May 24, 1993. This store was another test store for the Company's geodesic design as well as the first location to have an accompanying recreation center for the children of customers. The address for the Nacogdoches store is 1122 North Street, Nacogdoches, Texas 75961. This store was closed in February of 1997 in order to allow management to concentrate it's efforts on it's higher volume and more profitable urban market stores.

     The fifth "Fresh'n Lite" restaurant opened in Texarkana, Texas, in June of 1994. Although the geodesic design provides a unique, highly visible design, the Company determined through operations of the Longview and Nacogdoches stores that this design is not as efficient as a more proven and standard design. Therefore, the Texarkana store is a 3,308 square foot rectangular building utilizing a traditional floor plan. The address of the Texarkana store is 3520 Summerhill Road, Texarkana, Texas 75502. This store was closed in April of 1997 in order to allow management to concentrate it's efforts on it's higher volume and more profitable urban market stores.

     The sixth "Fresh'n Lite" restaurant opened in Dallas, Texas, in July of 1995. The design is considerably different and has been changed to be more suitable to what management believes is the urban taste. It has approximately 4,500 square feet. It has take-out orders and drive-thru capability. It does not have a recreation area. It is located at 6150 Frankford Rd., Dallas, Texas.

     The seventh Fresh'n Lite restaurant opened in Irving (Valley Ranch), Texas in February, 1997. The design in comparable to that of the company's Dallas store. The store is located at 8604 N. MacArthur Blvd., Irving, Texas.

     The eight Fresh'n Lite restaurant opened in "The Colony", Texas in October 1997. This store is also patterned after the more traditional design used at it's Dallas store. The store is located at 4707 Hwy 121 W. The Colony, Texas.

     Given that the Marshall store was sold and the Texarkana, Longview, and Nacogdoches stores were closed and then leased to other operators, there are now a total of four Company restaurants open.

     In October 1995, Fresh'n Lite, Inc., a Delaware corporation, merged into its wholly owned subsidiary, F'NL, Inc., a Texas corporation, with the name "Fresh'n Lite, Inc." continuing as the name of the Texas corporation. The Company and its business continues as a Texas corporation. The purpose of the merger was to merely change the domicile of the Company to Texas.

Company Business

     The Company currently owns and operates four full-service cafe and grill restaurants located in the Texas cities of Dallas, The Colony, Valley Ranch (Irving) and Tyler under the name of Fresh'n Lite Cafe & Grill. The Company's basic concept is to offer its customers a healthy alternative to traditional casual dining restaurants by utilizing high quality low-fat fresh cut meats and cheeses, nonfat mayonnaise, and fresh cut vegetables as well as fat-free pizzas and other specialty items which are not normally associated with healthy eating. However, the Company feels it is essential that restaurant offerings do not sacrifice taste for the benefit of more nutritional eating. The majority of the Company's menu items are prepared to order using fresh meats, cheeses, and vegetables which are prepared daily in order to meet the customers' expectations created by the name "Fresh'n Lite." While the restaurants offer full service casual dining, the menu is geared toward fast preparation selections. Drive-thru and take-out service has proven to be very popular with consumers.

     The Fresh'n Lite restaurants' menu offerings are competitive in price relative to other casual dining restaurants which use less nutritional food products. For this reason, the Company feels consumers can perceive an excellent price/value relationship as they become more aware of the higher quality food selections, which they receive for the same price as those of lesser quality offered by competitors.

     The Company's restaurants are subject to all local health department codes and inspections, as well as all Federal Food & Drug Administration policies and OSHA policies. Certain routine inspections have been made of the restaurants and have resulted in no health code or other violations.

     The Company's primary supplier of goods is Conco Food Systems, P.O. Box 8848, Shreveport, LA 71148. The Company currently purchases approximately 90% of its inventory from Conco Foods. The Company has a written contract with Conco Foods, and purchases as needed on a net thirty (30) day basis. The Company is current in its account with Conco Foods. The Company has accounts with other suppliers to insure product availability in the event that Conco Food Systems is unable to meet the Company's needs in the future. Conco Food's parent, Consolidated Companies, Inc., purchased 133,332 shares of the Company's Common Stock in March, 1995, for $199,999, and Consolidated Companies has entered into a five-year Primary Distribution Agreement pursuant to which it has agreed to provide 90% of products which are required by the Company and which it can provide.

Control Systems.

     The Company utilizes point of sale computer systems at all stores which allow the Company's corporate management to monitor the stores on a daily basis via computer modems and tracking software which will assist the Company in maintaining control of inventory, supplies and labor costs.

     All personnel are provided with a detailed operations manual which outlines their job duties, safety standards, Company policies, and food handling and preparation responsibilities. The employees are expected to comply with all information contained in this manual.

     The Company also intends to utilize the services of area managers who will be in the stores at least twice a week. An area manager will have direct oversight of no more than seven stores within a given area. The area managers will be responsible for insuring the stores' compliance with all Company policies, including but not limited to, inventory control, hiring and firing, training, maintenance of facilities, food purchasing and preparation, customer relations, bookkeeping, and etc. The area manager will report directly to the chief operating officer of the Company on a weekly basis.

Concept and Strategy.

     The Company feels that in order to be successful in today's competitive environment, it must focus on a clearly differentiated identity and offer its customers the highest quality food product in a comfortable, attractive atmosphere at reasonable prices. The niche which Fresh'n Lite has identified for urban, white-collar markets is that of a cafe and grill which offers a wide selection of sandwiches, salads, pizzas, steaks, seafood, Tex-Mex and special dinner items and desserts which have nonfat or low-fat content and appeal to the health conscious, yet do not sacrifice taste and are reasonably priced. The concept addressing this niche is the "Fresh'n Lite" concept.

     Company restaurants featuring the "Fresh'n Lite" concept are designed to offer full service to the casual diner with food preparation time comparable to fast-food restaurants. This allows more rapid turnover of busy lunch time crowds. All of the current stores have substantial drive-thru and take-out business. While the Company's design allows those customers who are time-constrained to be served in an efficient manner, the atmosphere of the restaurants is such that those customers looking for a more relaxed environment can be served quickly, yet not feel rushed.

Pricing.

     The Company's pricing strategy is to compete initially with other low cost producers in order to gain an initial acceptance for the Company's product. This will be possible because of the relatively low initial cost to establish each new location. With other restaurant chains offering value pricing on many items, it will also be necessary to keep price competitive to attract new customers. However, because of the quality of the product and the hoped for repeat business, it is the Company's expectation that it will be able to increase prices, subject to price strategies at competing restaurants.


Management and Employees.

     The Company believes that attracting and maintaining superior employees will continue to be vital to its success. Managers receive an attractive compensation package which includes performance bonuses and other incentives. In return, they are expected to meet high standards in terms of store margins, sales volumes, and overall atmosphere in their restaurants. Fresh'n Lite has established a corporate culture which emphasizes a fun, yet professional, environment where employees at all levels take pride in their work and understand their individual importance to the Company's overall success as well as their value to senior management. The Company currently has approximately 18 full time and 86 part time employees in its operations.


Competition.

     The Company believes it is competing with other restaurants which offer similar products to that which Fresh'n Lite serves as well as those that offer other food types. For instance, a consumer may typically eat at a hamburger establishment one day, a Mexican food take-out restaurant another day, and a deli-style restaurant such as Fresh'n Lite another day. By serving a consistently good product and emphasizing its comparative healthfulness, management expects to attract customers back on a more repetitive basis than those serving other food products. By emphasizing this market niche the Company hopes to maintain a competitive posture with respect to chain restaurants.

     In competing in the healthy eating environment for its "Fresh'n Lite" restaurants, the Company has the advantage of the "expanded menu" concept, which will allow the same consumer to have a variety of meal choices for different days. Yogurt and sandwich specialty shops offer products that are seasonal and typically eaten at certain times of the day. By offering both of these products, as well as other alternatives, Fresh'n Lite can accommodate the needs of a broader customer base, thus generating better productivity throughout the day and evening. In competing with those restaurants serving similar food products, the Company believes that its superior service, quality of food products, competitive pricing, and the combination of fast food and relaxing full service environment, coupled with the need to eat healthier, has proven its competitive edge in serving the consumer.

     The restaurant industry is competitive on both a national and regional basis. On a national level, overall marketing and pricing strategies are dictated by the larger, well established fast food chains. As economic conditions change, product prices at major chains may be lowered to entice customers to eat out more. To the extent the Company competes with local franchises of these national chains, the Company's prices will have to be competitive to continue attracting their regular customers, as well as gaining an additional market share in new locations.

     National firms will also have the benefit of substantial financial resources for advertising and other marketing promotions. While Fresh'n Lite is not able to compete on the same scale, by initially concentrating its efforts on a certain geographic region, the Company hopes to gain name recognition through advertisements and promotions with the local media. (See "Advertising and Marketing") In competing with franchises of national restaurant chains, Fresh'n Lite does have the advantage of paying no franchise fees to the parent. This allows for higher operating margins for each dollar of revenue generated.

     The Company also faces competition from other local restaurant businesses. This will include small, one store restaurants, as well as regional restaurant chains. By keeping overall set-up costs and overhead low, management believes it will have more staying power than its competitors during those times when consumers eat out less frequently.

     Regulation. Restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire, and other authorities and are also subject to state and local licensing and regulation of the sale of alcoholic beverages and food. The company has experienced no problems in it's current operations in complying with these authorities.

     Trademark. The Company has been granted a registration for the name "Fresh'n Lite Deli Cafe." Application for registration of the name "Fresh'n Lite Deli and Grill" was filed in June 1995. While no assurance can be given regarding the outcome of this later application, the favorable response received to date on the first registration is an indication the second registration should also be granted.

     Registration of these names does not assure the Company that its ownership is incontestable until five (5) years after registration issues and the Company files an additional affidavit with the Trademark Office. There are other users of the name "Fresh'n Lite," several of which began use of the name before the Company, but none of these users have made any claim regarding the use of this name by the Company. Whether another user could restrict the Company's use of the name will depend upon the facts of the particular case, including priority of use, priority of registration, the area of use, the type of use and the generic or descriptive nature of the name. The Company has, by attempting registration, taken those actions the law allows to protect its name.

Item 2:  Management Discussion and Analysis

Overview

     The Company was organized in In June of 1990 as Bosko's, Inc. under the laws of the State of Delaware, in November of 1992 the Company changed it's name to Fresh'n Lite, Inc. and in November of 1995 merged into a Texas corporation also bearing the name Fresh'n Lite, Inc.. The Company currently owns and operates 4 Fresh'n Lite Cafe & Grill restaurants, in Dallas, Tyler, Irving (Valley Ranch), and The Colony, Texas. Additionally the Company owns 3 properties in Longview, Nacogdoches, and Texarkana, Texas which the company has leased to other operators. The Company has recently entered into a lease agreement for property in Richardson, Texas for the construction of another Fresh'n Lite Cafe & Grill. The Company plans to expand by opening additional Fresh'n LiteCafe & Grill restaurants on a Company owned basis.

     The Company has observed a trend towards casual dining. This segment of the market is expanding at a rate four times faster than other restaurant concepts. The increase in dual income families, coupled with longer work hours, have created the demand and desire to dine our more frequently, and the lower check average of casual dining restaurants such as Fresh'n Lite Cafe & Grill have provided the price/value impetus. While the fast-food market is dominated by hamburger and pizza places, there are no clear leaders in table service. In fact, the two largest categories in terms of share, seafood and Italian, captured less than 20% of the market, thus leaving this market open for emerging companies such as Fresh'n Lite.

     The Company is targeting, among other groups, the "Baby Boomer" generation as one of its primary customer groups. The Company believes that its concept appeals specifically to this group because of the fact that "Baby Boomers" are generally changing the way they eat. They are trying to prolong as well as increase the quality of their lives. This group spends 44% of their food dollar on dining out, but look for a quality experience, not just low fat food. This is where the Fresh'n Lite Cafe & Grill concept fits in. The Company emphasizes low-fat foods that taste great, the taste, presentation, and value are being as important as the nutritional content.

     Although recently increased government (FTC) scrutiny has been put on the nutritional claims of many restaurant operations, the Company feels that it has taken steps to validate its low-fat approach to casual dining.

Fiscal Year 1993 - 1996 Review

     Operating revenues for 1993 were $964,312, with a gross profit of $637,179 (66%), and operating income of $32,414.

     Operating revenues for 1994 increased to $1,302,024, with a gross profit of $865,782 (66%), and an operating loss of $248,023. Contributing to the 1994 operating loss were a $49,009 write-off for the sale of the Marshall and Tyler units (the Tyler unit was repurchased in May, 1995), expenses of approximately $30,000 related to a recision offer for some of the Company's stock, and an increase in general and administrative cost in preparation for the Company's expansion plans.

     Operating revenues for 1995 were $1,840,756, with a gross profit of $1,318,576 (72%) and operating income of $89,113 before adding royalty revenues of $5,211 and a franchise fee of $50,000, which increased overall operating income to $144,324. The Company was able to generate a profit in 1995 based on a significant increase in gross profits resulting primarily from the addition of the Dallas restaurant and the increased menu prices in Dallas.

     Operating revenues for 1996 were $2,602,533, with a gross profit of $1,862,111 (71.5%), and operating income of $188,327, before adding royalty revenues of $34,744, which increased operating income to $223,101.

Financial Condition and Discussion

     The Company to date has expanded it's operation through the utilization of private placement and traditional debt financing. Through these sources of funding the Company has been able to establish a debt to worth ratio of approximately 2 to 1 and a cash flow ratio with relation to it's current long term debt of 2 to 1. The Company has accumulated seven restaurants, five of which the Company owns the building, fixtures, and equipment but leases the land, one of which the Company owns the building, fixtures, equipment, and the land, and one of which the Company owns the equipment and fixtures but leases the building.

     The Company is currently operating out of cash flow from operations. Its ability to expand rely on the ability of management to secure additional sources of funding. The current plans include the procurement of additional debt through traditional lending institutions.

Plan of Operations

     The Company has planned the following operations for the 1997 calendar year, including;

     (i) Construct an additional free standing Company owned Fresh'n Lite Cafe & Grill restaurant on the Richardson locations. The Company expects to spend approximately $650,000.00 on the construction, equipping, and start up of this operation which the Company is funding with additional debt.

Intermin Financial Statements

     For the nine months ending September 30, 1997 the Company has generated revenues of $2,352,906, a gross profit of $1,701,285, and an operating income of $44,110. The Company took a pre-tax charge of $169,075 for accelerated amortization costs associated with the closing of the Nacogdoches and Texarkana facilities, and $50,000 in extraordinary professional fees, in the first quarter. The operating income without the extraordinary charges stated above would have been $263,185, a 61% increase over the same period in 1996.

Seasonality of  Business

     Based on the Company's limited experience, Management believes that restaurant sales should be greater during the summer months. However, because the Company's experience is limited in the Dallas area, there can be no assurance that such will be the case in the future.

Employees

     The Company expects to hire three full time management personnel and thirty part time hourly personnel with the opening of each new restaurant operation. The cost of these personnel should be 25% of the annual operating revenue to be generated by each operation, the initial cost of hiring and training of all personnel is covered in the store start up costs.

Item 3:  Description of Property

Restaurant Locations.

     The following table provides information with respect to each of the Company's properties, the Dallas, Irving, The Colony, Longview, and Texarkana buildings are owned, with a lease on the land, the Company owns both the building and land in Nacogdoches and leases the facility in Tyler. The Company's current plans are to secure 20 year lease-purchases on the property to be used for the expansion of the next four stores.


            Location                           Square Feet            Lease Term
--------------------------------------------------------------------------------
Tyler, Texas                                   2,600 sq. ft.             5 Years
Dallas, Texas                                  4.500 sq. ft.            20 Years
Irving (Valley Ranch), Texas                   4,700 sq. ft.            20 Years
The Colony, Texas                              4,700 sq. ft.            20 Years
Texarkana, Texas                               3,308 sq. ft.            20 Years
Nacogdoches, Texas                             4,200 sq. ft.             Owned
Longview, Texas                                3.500 sq. ft.            20 Years

--------------------------------------------------------------------------------

Item 4:  Security Ownership of Certain Beneficial Owners and Management

       The following table sets forth the number of Common Shares of the Company owned by each Director, Officer, and by each person of record who beneficially owns 10% or more of the outstanding Common Stock as of December 31, 1995.


 Title of Class    Name & Address of Owner(1)       After Offering         Class
----------------- ----------------------------- ----------------------- --------
Common
Shares            Stan & Carole Swanson               1,203,921            19.74
                  3216 Page Road
                  Longview, Texas  76505
----------------- ----------------------------- ----------------------- --------

Common            Curtis & Kim Swanson                 407,000              6.67
Shares            3218 Page Rd.
                  Longview, Texas  75605
----------------- ----------------------------- ----------------------- --------

Common            Edward Dmytryk                        20,000              0.33
Shares            707 Kyle Drive
                  Arlington, Texas  76011
----------------- ----------------------------- ----------------------- --------

(1) Bob Lilly is not listed as owners of Common Shares, since at this time they only have options to purchase Common Stock. Refer to the table set forth below for information on these options.

     The following table sets forth information concerning certain options held by Stanley L. Swanson, Curtis A. Swanson, and Bob Lilly, Director and Douglas K. Tabor and Roland R. Jehl, former Directors of the Company, and McCap, Inc. a former consultant to the Company.

------------------------------------------------------------------------------------------------------------------------
     Name of Holder        Amount of Common Shares Called for by Options    Exercise Price       Date of Exercise
------------------------------------------------------------------------------------------------------------------------

       Bob Lilly                               50,000                            $1.50        On or before 2/28/2000
                                               3,572                             $0.10        On or before 2/28/2000
    Douglas K. Tabor                           25,000                            $1.50        On or before 10/19/2000
      Roland Jehl                              25,000                            $1.50        On or before 10/19/2000
   Stanley L. Swanson                         100,000                            $2.50        On or before 12/31/2002
   Curtis A. Swanson                          100,000                            $2.50        On or before 12/31/2002
      McCap, Inc.                             300,000                            $2.50        On or before 12/21/2001





Item 5:  Directors, Executive Officers, Promoters, and Control Persons.

       The Directors and Officers of the Company are set forth below.



              Name        Age                   Position                   In Office Since
------------------------------------------------------------------------------------------
                                   Chief Executive Officer, Chairman of
Stanley L. Swanson        51           the Board of                             1990
                                   Directors, and President

Curtis A. Swanson         28       Director, Treasurer,                         1990
                                   Chief Financial Officer

Jean Hedges               35       Controller                                   1993

Carole A. Swanson         53       Secretary                                    1990

Edward Dmytryk            49       Director                                     1992

Robert (Bob) Lilly        56       Director                                     1995

Dr. Donald Whittaker      65       Director                                     1997


     All directors hold office until the next annual meeting of the shareholders of the Company, and until their successors are elected and qualified. Officers hold office until the first meeting of the Board of Directors following the annual meeting of shareholders, subject to earlier removal by the Board of Directors.

     Family relationships among Officers and Directors: Stanley L. Swanson and Carole A. Swanson are husband and wife. Curtis A. Swanson is the son of Stanley
L. and Carole A. Swanson.


BUSINESS EXPERIENCE OF DIRECTORS & OFFICERS

Stanley L. Swanson, a founder of the Company, has served as President , Chief Executive Officer, and Chairman of the Board since its inception in May, 1990. In addition to developing the Company's overall business strategy and expansion plans, Mr. Swanson is responsible for selection and negotiations for all future locations. Prior to establishing the first Fresh'n Lite restaurant in Marshall, Texas in June 1989, Mr. Swanson was the President and CEO of Canaan Enterprises, Inc., a Montana corporation involved in the development of real estate franchises within the state. Under Mr. Swanson's leadership, the company grew from one franchise in 1986 to ten franchises in 1988. It was at this time that Mr. Swanson sold his holdings in Canaan Enterprises, Inc., in order to establish the restaurant business which is now Fresh'n Lite, Inc. From 1981 to 1986, Mr. Swanson was a real estate broker in the state of Montana, where he owned and operated two real estate sales and development companies. From 1972 until 1981, Mr. Swanson was an entrepreneur in the restaurant industry, owning and operating two restaurant establishments. From 1962 until 1972, Mr. Swanson played professional baseball, where he was primarily associated with the Cincinnati Reds and Montreal Expos organizations.

Curtis A. Swanson has been Chief Financial Officer, Executive Vice President, and Treasurer of the Company since its inception in May, 1990. Mr. Swanson handles all financial matters and day to day operations for the Company. Prior to his involvement with Fresh'n Lite, Inc., Mr. Swanson was an officer in Canaan Enterprises, Inc., from 1986 to 1988. His duties with Canaan Enterprises, Inc., included the sales, set-up, and oversight of franchises within the state of Montana. From 1987 to 1989, Mr. Swanson owned and operated two real estate franchises, a video rental store, and a pizza establishment.

Jean M. Hedges has been Corporate Controller for the Company since September 1993. Ms. Hedges is responsible for all accounting and office management functions including generating and analyzing financial reports, performing monthly, quarterly, and annual closeout functions, budget planning, cash flow forecasting, analyzing capital expenditures, and evaluating return on investments. Ms. Hedges has had extensive CPA firm experience and brings a 10 year record as a controller and business manager to the Company. Prior to her employment with Fresh'n Lite, Ms. Hedges was the controller of Stainback Casting, a manufacturer based out of Tyler, Texas, from 1992 to 1993. From 1990 to 1992, Ms. Hedges was the controller of American Retirement Homes which owned over 1/3 of all the retirement homes in the State of Virginia. It was through this position that Ms. Hedges gained experience in a multi-unit environment. From 1987 to 1990, Ms. Hedges was the business office manager for Goodman & Company, CPA, the largest CPA firm in the State of Virginia. From 1984 to 1987 Ms. Hedges was an internal accounting manager with Price Waterhouse, CPA in Norfolk, Virginia. Ms. Hedges has a Bachelor of Arts degree in Business Management/Economics and Political Science from Randolph Macon College.

Carole A. Swanson, wife of Stanley L. Swanson and co-founder of Fresh'n Lite, Inc., has served as Secretary of the Company since its inception in May, 1990. Prior to establishing the first Fresh'n Lite restaurant in Marshall, Texas, in June of 1989, Ms. Swanson was a broker/owner of a real estate company in Hamilton, Montana, from 1983 to 1988. From 1980 to 1983, Ms. Swanson co-owned and operated the Cedar Chest restaurant in Darby, Montana. From 1977 through 1980, Ms. Swanson took time off to concentrate on home and family. From 1972 to 1976, Ms. Swanson co-owned and operated the Lochsa Lodge Resort and restaurant in Powell, Idaho. From 1954 through 1972, Ms. Swanson worked with her father in the development of a 31 store restaurant chain based out of Knoxville, Tennessee, called the Blue Circle's. This company was sold due to the death of Ms. Swanson's father. She was involved in training, inventory control, food cost analysis, labor cost analysis, and bookkeeping.

Edward C. Dmytryk has been a Director of the Company since 1992. Mr. Dmytryk is currently the chief executive officer and principal owner of Benchmark, Inc., a metal fabricating company located in Fort Worth, Texas. Until January, 1995, Mr. Dmytryk was formerly the chief operating officer for Bollinger Industries International, located in Irving, Texas. Bollinger is a fitness product corporation with annual sales nearing $60 million. Mr. Dmytryk served as chief operating officer for Bollinger from September, 1988 until January, 1995. From November, 1986, until September, 1988, Mr. Dmytryk was the president and general manager of Mac's Snacks, Inc., located in Arlington, Texas. He was responsible for the successful turnaround of a national snack food company. Through an overhaul of the sales and marketing effort, sales increased by 250% under his leadership. Mr. Dmytryk also successfully negotiated the sale of Mac's to Evans Food Products. From November, 1985 until November, 1986, Mr. Dmytryk was the vice president of sales and marketing for Animed, Inc., located in Roslyn, New York. He was functionally responsible for the overall corporate marketing of a veterinarian's products and services company, to include research, planning, execution, and evaluation. Under his leadership, sales volume grew from $8 million to $16 million through a combination of acquisitions and incremental sales volume. From 1973 until 1985, Mr. Dmytryk held various executive positions with Wulfsberg Electronics, Inc., Polaroid Corporation, and We Chemical Products/Alfa Laval. From 1968 until 1973, Mr. Dmytryk was a captain, regular officer and pilot in the United States Air Force. He is a graduate of the Citadel in Charleston, South Carolina with a Bachelors degree in Business Administration.

Robert (Bob) Lilly has been a director of the Company since March, 1995. Mr. Lilly is currently the owner of Professional Imaging & Promotions, Inc., a photography and graphics imaging company located in Graham, Texas. From 1961 through 1974, Mr. Lilly played football for the Dallas Cowboys, a National Football League franchise. Subsequent to his retirement from the Dallas Cowboys, Mr. Lilly has been involved in personal investments, endorsements and his photography and graphic imaging business. Over the years he has acquired an interest in nutrition and has attempted to learn and apply fundamental healthy nutritional concepts to his personal living and, hence, has developed an interest in the concept of the Company.

Dr. Donald Whittaker has been a director of the Company since May, 1997. Dr. Whittaker is the founder and operator of Dr. Whittaker's Vitamins and Completely Fit Health Foundation.. From 1968 through the present Dr. Whittaker has been a physician in private practice. Dr. Whittaker has been the host of "Calling Dr. Whittaker" a weekly program dealing with cutting edge health issues. The program has been broadcast internationally on TBN since 1979. Dr. Whittaker is a graduate of Texas Wesleyan College where he received a degree in Chemistry. He received is post graduate training at Kansas City School of Medicine where he graduated as a D.O.



Item 6:  Executive Compensation

       Set  forth  below  is  certain  relevant  information  for the  Company's
Officers and Directors for the Company's most recently completed fiscal year:



 Name of Individual or Identity      Capacities in Which Remuneration       Aggregate Remuneration
      of Group                              was Received
--------------------------------------------------------------------------------------------------
Stanley L. Swanson                         CEO and President                    $26,000
Curtis A. Swanson                          Treasurer and CFO                    $26,000
Jean Hedges                                   Controller                        $26,000
All Directors & Officers as a Group                                             $91,300
Including the Above Persons
--------------------------------------------------------------------------------------------------

     No remuneration is paid to the Board of Directors for their service in that office, except that Mr. Lilly is paid $500 for each meeting, plus expenses, and he has been granted an option to acquire 50,000 shares. However, in the future the Directors may receive a nominal Director's fee for their attendance at meetings of the Company's Board of Directors, and reimbursement for actual expenses incurred in attending such meetings.



PROPOSED FUTURE REMUNERATION OF OFFICERS

    It is anticipated that in the future the remuneration of officers will increase to the following annual remuneration amounts.



Name of Individual or Identity   Capacities in Which Remuneration was      Aggregate Remuneration
           of Group                            Received

Stanley L. Swanson                        CEO and President                       $60,000
Curtis A. Swanson                         Treasurer and CFO                       $50,000
Jean Hedges                                   Controller                          $30,000


STOCK OPTIONS PLAN

    On March 1, 1997, the Board of Directors of the Company adopted its 1997 Incentive Stock Option Plan pursuant to which 200,000 shares of the Company's stock were set aside for the purpose of the granting of incentive stock options to directors and key employees of the Company. The purchase price of the stock purchased pursuant to the exercise of such an option is required to be not less than 100% of the fair market value of the stock on the date of the grant of the option. This plan was approved by the shareholders on May 23, 1997.

     Under the 1995 Incentive Stock Option Plan, an option for 50,000 shares has been granted to Bob Lilly for service as a member of the Board of Directors with a purchase price of $1.50 per share. This option extends until March 1, 2000. Also under the Incentive Stock Option Plan, Roland R. Jehl and Douglas K. Tabor have been granted an option for 25,000 shares each for service as members of the Board of Directors with a purchase price of $1.50 per share. These options extend until October 19, 2000.

     Additionally, Mr. Lilly was granted an option to acquire stock at $.10 per share in a manner so that the difference between the price of $.10 per share and the fair market value of the stock at the time of the issuance of the grant multiplied by the number of shares equaled $2,500 for each day of promotional appearances that Mr. Lilly made before December 1, 1995 on behalf of the Company. Options covering 3,572 shares were granted for personal appearances made by Mr. Lilly on behalf of the Company before December 1, 1995.

     A new agreement has been entered into between the Company and Mr. Lilly regarding personal appearances made by Mr. Lilly after December 1, 1995. For each promotional appearance, Mr. Lilly will receive $1,500.00, plus the grant of an option to acquire Common Stock of the Company at not less than 100% of the fair market value as of the grant date. The grant of the option will be for stock having a fair market value of $3,000 at the time of the grant with an option term of 5 years.

Item 7:  Certain Relationships and Related Transactions.

     In May, 1994, the Marshall restaurant was sold by the Company to a business entity owned, in part, by Curtis Swanson. The sales price was $25,000, consisting of the assumption of indebtedness and the assumption of the lease. The Company made this choice after determining that the Marshall restaurant was not particularly profitable and did not fit into the long-range plans of the Company. It believes that the terms of the sale were commercially reasonable.

     Currently, Mr. Curtis Swanson, a director, treasurer, and chief financial officer, and Mr. Edward Dmytryk, a director, formed F'NL Investments, LLC, a Texas limited liability company, which has entered into a franchise agreement with the Company for the establishment of a restaurant in Arlington, Texas. The franchise restaurant was located at 900 Six Flags Dr. in Arlington. The parties payed a $50,000 franchise fee and agreed to pay royalties of 5% of gross revenues. The directors have elected to convert this restaurant to a pizza restaurant because of demographics and open the franchise restaurant in Arlington at a location to be determined in the future. FNL Investments, LLC will not be required to pay additional franchise fee when the new franchise sight is selected.

     On December 1, 1995, the Company entered into an agreement with a Director, Bob Lilly, whereby Mr. Lilly receives $1,500.00 plus the grant of an option to acquire Common Stock of the Company at not less than 100% of the fair market value as of the grant date, for each promotional appearance made by Mr. Lilly on behalf of the Company. This agreement superseded a previuos agreement between Mr. Lilly and the Company through which Mr. Lilly acquired options to purchase 3,572 shares of Common Stock at $.10 per share.

     At  December  31,  1996  the  Company  had  a  note   receivable  from  FNL
Investments, LLC which is owned by Ed Dmytryk and Curtis A. Swanson, two directors of the Company, and which operated a franchise restaurant in Arlington, Texas. The note was in the amount of $31,345 plus interest at a rate of 9%. The entire principal amount, along with interest, was repaid prior to the maturity date of April 30, 1996. The note was for salary payments made on behalf of FNL Investments, LLC by the Company in connection with payroll services it was providing FNL Investments, LLC in paying FNL Investments, LLC employees.

Item 8:  Legal Proceedings

The Company is not presently a party to any litigation.

Item 9:  Market for Common Equity and Related Stockholder Matters.

The Company's common stock began trading on the OTC-Bulletin Board under the symbol FLTT on May 9, 1997. As of October 22, 1997 there were approximately 475 shareholders of record. The following table sets forth for the quarters indicated the high and low sale prices of the Company's common stock.

1997                              High                         Low
--------------------------------------------------------------------------------

First Quarter                     N/A                          N/A
Second Quarter                    $3.00                        $2.50
Third Quarter                     $3.75                        $2.50

Item 10:  Recent Sales of Unregistered Securities


Item 10:  Recent Sales of Unregistered Securities

     As of October 23rd, 1997 the Company had sold 198,450 Units, each unit consisting of 4 shares of common stock and 2 warrants (which entitle the bearer to purchase one share of common stock for each warrant held, for $3.00 per share, on or before June 25, 2001) for an aggregate offering price of $10.00 per unit. The total amount raised to date through the offering is $1,984,500 of which $56,600 was paid in underwriting commissions.

     The Company had entered into an Underwriting Agreement (the "Agreement") with Dillon-Gage Securities, Inc., but after 56,600 Units were sold, the Agreement was allowed to terminate and the underwriter refunded $10,000 of expenses previously advanced, but the underwriter retained a 10% commission of $56,600 in the Units previously sold. The Company then proceeded to sell the Units through its qualified personnel.

     The Company is registered as an issuer broker dealer with the Texas Securities Board. The offering was made only to residents of the State of Texas.

     The Company relied upon the Section 3 (a) (11), Intrastate Offering Exemption of the Securities Act of 1933 as amended for the sale of these securities.

Item 11:   Description of Securities

     The Company has only one class of capital stock consisting of Common Stock, of which it is authorized to issue 50,000,000 shares. No share of Common Stock is entitled to preference over any other share, and each share is equal to every other share in all respects. Holders are entitled to one vote for each share with respect to all matters voted upon by shareholders, including the election of Directors; are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefore; and are entitled to share pro rata in the distribution of assets available for such purpose in the event of liquidation. No preemptive rights attach to ownership of Common Shares. No current shareholder has any option, warrant or other right to acquire shares on a basis different than any member of the general public, except that Bob Lilly has an option to purchase 53,572 shares and Douglas K. Tabor and Roland R. Jehl have an option to purchase 25,000 shares each, Curtis Swanson and Stanley L. Swanson have options to purchase 100,000 shares each, and McCap, Inc. has an option to purchase 300,000 shares. There is no buy-sell agreement restricting transfer of the shares.


Item 12:  Indemnification of Officers and Directors:

     Liability and Indemnification. The Company has been incorporated under the laws of the state of Texas. Such laws have provisions which provide exculpation and indemnification to officers and directors that may be broader than those which might be provided by the corporation laws of other states. Such provisions could diminish the rights of shareholders to sue officers or directors compared to common law rights they may have had absent such provisions. Additionally, the Company may seek to amend its Articles of Incorporation to further provide for indemnity provisions which could reduce or deplete the assets of the Company unless an act or omission of an officer or director results from proven fraud, willful misconduct, bad faith, or gross negligence.

Item 13. Financial Statements:

1994, 1995, and 1996 audited financial statements and the interim unaudited financial statements for the 9 month period ending September 30, 1997.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure:

None

Item 15:  Financial Statements and Exhibits.

Attached hereto are the exhibits as required.




















































                                  VII. EXHIBITS
Hereafter set forth as an Exhibit to the Form 10 of Fresh'n Lite, Inc.

                               Fresh 'n Lite, Inc.
                          Financial Statements Together
                              With Auditors' Report

                                December 31, 1996

                        T. G. PROTHRO & COMPANY, P.L.L.C.
                          CERTIFIED PUBLIC ACCOUNTANTS


    100 INDEPENDENCE PLACE, SUITE 213                          BANK ONE BUILDING
    POST OFFICE Box 7337                                      PHONE 903.534.8811
    TYLER, TEXAS 75711 -7337                                    FAX 903.534.8891

                           Indepndent Auditors' Report


Board of Directors,
Fresh'n Lite, Inc.
Longview, Texas

We have audited the accompanying balance sheet of Fresh'n Lite, Inc. as of December 31, 1996, and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the f-mancial position of Fresh'n Lite, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.



/s/ T.G. Prothro & Company, P.L.L.C.
    --------------------------------
    Certified Public Accountants


June 4, 1997
Tvler, Texas





           Members, American Institute of Certified Public Accountants
             Members, Texas Society of Certified Public Accountants

                              FINANCIAL STATEMENTS

                               Fresh 'n Lite, Inc.
                                  Balance Sheet
                                December 31, 1996



                                                                 1996
     ASSETS                                                      ----

     CURRENT ASSETS

Cash                                                      $     18,967
Inventory                                                       27,189
                                                          ------------
     Total Current Assets                                       46,156
                                                          ------------





PROPERTY AND EQI1IPMENT (Pledged)
Buildings                                                    2,001,702
Land                                                           100,000
Capitalized Land Leases                                      1,343,000
Leasehold Improvements                                          83,297
Vehicles and Equipment                                       1,050,499
                                                          ------------
     Total Property and Equipment                            4,578,498
Accumulated Depreciation                                      (392,428)
     Property and Equipment - Net                            4,186,070
                                                          ------------






OTHER ASSETS

Restaurant Preopening Remodel Costs
 and Other Assets,  Net of
 Accumulated Amortization                                      314,673
Deferred Franchise System Cost,                                 65,273
 Net of Accumulated Amortization                                31,345
Note Receivable - Related Party                           ------------
 Total Other Assets                                            411,291
                                                          ------------




TOTAL ASSETS                                              $  4,643,517
                                                          ============




                                                                     (Continued)

                              Fresh 'n Lite, Inc.
                                  Balance Sheet
                                December-31, 1996



                                                                   1996
                                                             ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
Accrued Expenses                                                  142,873
Accounts Payable                                                   47,009
Bank Overdraft                                                      1,327
Note Payable-ShortTerm                                              6,299
Current Portion of Capital Lease Obligations                       13,219
CurrentPortion of Notes Payable-Long Term                         675,864
       Total Current Liabilities                             ------------
                                                                  886,591

     OTHER LIABILITES
Capital Lease Obligations, net of Current Portion               1,337,260
Notes Payable-Long-Term, net of Current Portion                   321,170
Deferred Income Tax Liability                                      94,000
                                                             ------------
     Total Liabilities                                          2,639,021
                                                             ------------

     CONTINGENCIES

     SHAREHOLDERS' EQUITY
Common Stock, $0.01 Par Value; 50,000,000
Shares Authorized; 5,491,082
Shares Issued and Outstanding                                      54,911
Additional Paid in Capital                                      1,768,610
Retained Earnings                                                 182,225
                                                             ------------
                                                                2,005,746
Less: Treasury Stock, at Cost,
     1,250 Shares                                                  (1,250)
                                                             ------------
     Total Shareholders' Equity                                 2,004,496
                                                             ------------
     TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                                     $ 4,643,517
                                                             ============
See accompanying notes to financial statements.


                               Fresh 'n Lite, Inc.
                              Statements of Income
                  For the Years ended December 31,1996,1995 and 1994




                                                   1996          1995          1994
                                              -----------    -----------   -----------

   SALES                                     $ 2,602,533    $ 1,840,756    $ 1,302,024

   COST OF SALES                                (740,422)      (522,180)      (436,242)
                                             -----------    -----------    -----------
        GROSS PROFIT                           1,862,111      1,318,576        865,782
   Franchise Royalties Earned                     34,774          5,211           --
   Franchise Fees Earned                            --           50,000           --
                                             -----------    -----------    -----------
   Total Gross Profit and Franchise Income     1,896,885      1,373,787        865,782
                                             -----------    -----------    -----------




EXPENSES

  Salaries and Contract Labor                    653,997        474,486        353,834
  Payroll and Other Taxes                        118,574         92,619         47,418
  Professional Fees                               15,062         16,917         45,615
  Advertising and Promotional                     64,878         42,275         63,189
  Rent                                            47,423         48,932         55,788
  Insurance                                       41,525         46,390         15,763
  Telephone                                       20,823         22,765         31,308
  Travel                                           5,763          8,412          7,901
  Utilities                                       86,794         67,926         61,598
  Depreciation                                   162,793        122,633         79,918
  Amortization                                   133,731        137,445        120,997
  Interest                                       155,466        106,265         72,723
  Linen and Laundry                               22,452         10,291          8,643
  Repairs and Maintenance                         19,164         12,261         15,318
  Supplies                                        12,099          8,116         14,442
  Miscellaneous                                   19,240         11,730         70,341
  Loss on Sale of Restaurants                       --             --           49,009
                                             -----------    -----------    -----------
  Total Expenses                               1,579,784      1,229,463      1,113,805
                                             -----------    -----------    -----------

  OPERATING INCOME (LOSS)                        317,101        144,324       (248,023)


  Income Tax (Expense) Benefit:
  Current                                           --             --             --
  Deferred                                       (94,000)          --           15,200
                                             -----------    -----------    -----------
  NET INCOME (LOSS)                          $   223,101    $   144,324    $  (232,823)
                                             ===========    ===========    ===========








See accompanying notes to financial statements.





                               Fresh 'n Lite, Inc.
                  Statements of Changes in Shareholders' Equity
              For the Years ended December 31, 1996. 1995 and 1994


                                                                                                     Total
                                                         Additional     Retained                     Share-
                                          Common          Paid In       Earnings       Treasury      holders'
                                           Stock          Capital       (Deficits)     Stock         Equity
                                       -----------     -----------    -----------    -----------    -----------

BALANCES, JANUARY 1, 1994              $    46,737   $   788,697    $    47,623    $    (1,250)   $   881,807

     Net Loss                                 --            --         (232,823)          --         (232,823)
     Sale of Common Stock,
       299,210 Shares                        2,992       210,823           --             --          213,815
                                       -----------       -----------    -----------    -----------

Balances, December 3 1, 1994                49,729       999,520       (185,200)        (1,250)       862,799

     Net Income                               --            --          144,324           --          144,324
     Sale of Common Stock,
       291,734 Shares                        2,918       365,334           --             --          368,252
                                       -----------   -----------    -----------    -----------    -----------

Balances, December 31, 1995                 52,647     1,364,854        (40,846)        (1,250)     1,375,375


     Net Income                               --            --          223,101           --          223,101
     Sale of Common Stock,
        226,400 Shares                       2,264       563,736           --             --          566,000
     Stock Issuance Costs                     --        (159,980)          --             --         (159,980)


BALANCES,                                     --            --             --             --             --

     DECEMBER 31, 1996                 $    54,911   $ 1,768,610    $   182,225    $    (1,250)   $ 2,004,496
                                       ===========   ===========    ===========    ===========    ===========







See accompanying notes to financial statements.

                               Fresh 'n Lite, Inc.
                            Statements of Cash Flows
              For the Years ended December 31, 1996, 1995 and 1994


                                                              1996           1995            1994
                                                           -----------    -----------    ----------
Cash Flows from Operating Activities:
   Net Income (Loss)                                       $   223,101    $   144,324    $  (232,823)
                                                           -----------    -----------    -----------
   Adjustments to Reconcile Net Income (Loss) to Net
     Cash Provided by Operating Activities:
     Depreciation                                              162,793        122,633         79,918
     Amoriization                                              133,731        137,445        120,997
     Change in Net Capital Leases                               (6,414)        (2,476)         3,940
     Net Change in Assets and Liabilities:
          (Increase) Decrease in Inventory                       8,172        (11,063)        (4.232
          Increase (Decrease)in Accounts Payable               (13,074)       (15,173)        47,775
          Increase (Decrease)in Accrued Expenses               (50,505)        86,121         (1,294)
          Increase (Decrease)in Deferred Taxes                  94,000           --          (15,200)
     Loss on Sale of Restaurants                                  --             --           49,009
                                                           -----------    -----------    -----------
     Total Adjustments                                         328,703        317,487        280,913
                                                           -----------    -----------    -----------
            Net Cash Provided by
             Operating Activities                              551,804        461,811        280,913

Cash Flows from Investing Activities:
     Capital Expenditures                                     (771,327)      (928,617)        48,090
     Expenditures  for  Preopening/Remodel
      Costs and Other Assets                                   (74,708)       (54,495)       (94,951)
     (Increase)Decrease in Note Receivable-Related Party         9,712        (41,057)          --
     (Increase) Decrease in Deferred Stock Issuance Cost
     and Deferred Franchise System Costs                        80,624        (72,392)          --
     Proceeds from Restaurant Sales                               --             --             --
          Net Cash Used in
          Investing Activities                                (755,699)    (1,096,561)      (683,879)

Cash Flows from Financing Activities:
Sale of Common Stock, net of Stock Issuance Costs              406,020        200,001        169,996
Borrowings on Notes Payable                                    144,694        487,550        751,287
Principal Payments on Notes Payable                           (312,570)       (57,825)      (284,225)
                                                           -----------    -----------    -----------
          Net Cash Provided by
          Financing Activities                                 238,144        629,726        637,058

     NET INCREASE (DECREASE) IN CASH                            34,249         (5,024)         1,269

CASH (OVERDRAFT) AT BEGINNING OF YEAR                          (16,609)       (11,585)       (12,854)
     CASH (OVERDRAFT) AT END OF YEAR


See accompanying notes to financial statements.

                                    NOTES TO
                              FINANCIAL STATEMENTS

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS
Fresh'n Lite, Inc., "the Company" (a Texas Corporation since October, 1995) was incorporated as Bosko's, Inc., in May 1990 as a Delaware Corporation. In December 1992 the corporate title was changed to Fresh tn Lite, Inc. in order to have its restaurants' names more reflective of its products. The Company's restaurants changed their names throughout 1992, which resulted in significant costs being capitalized during that year. In 1995, the Corporation merged from a Delaware Corporation into F'NL, Inc., a Texas Corporation. Immediately, the Corporation changed its name to Freshtn Lite, Inc.

Prior to 1994, the Company's restaurants provided healthy foods and beverages in a "fast food" deli atmosphere. Dunng 1994, the Company expanded all stores into "full service" stores, offering dinner menus and a wait staff. During 1995, the Company closed the Texarkana, Longview and Nacogdoches stores and reopened them as Aunt Bea's Home Cooking. The Company expects the Aunt Bea concept to offer a wider appeal to rural locations.

The Company operates the following restaurants:

            City                                        Date Opened
            ------------------------------------        -----------------
            Marshall, Texas (sold May 26, 1994)         June 1990
            Tyler, Texas (sold August 1, 1994,
            Repurchased March 31, 1995)                 February 1991
            Longview, Texas                             March 1992
            Nacogdoches, Texas                          May 1993
            Texarkana, Texas                            June 1994
            Dallas (Frankford Avenue), Texas            July 1995
            Irving (Valley  Ranch),Texas                Februarv  1997

 Other restaurant locations are under consideration.

INVENTORY Inventory consists of food and beverage products and paper supplies stated at the lower of cost (determined on the first-in, first-out basis) or market value.


PROPERTY AND EQUIPMENT Property and equipment items are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred Major improvements are capitalized. Significantly all Property and Equipment is pledged against the Company's notes payable.

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


              NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RESTAURANT PREOPENING/REMODEL COSTS
During the period of construction or major remodel, the Company capitalizes certain costs pertaining to the restaurants. These costs include interest, salaries, advertising, contract labor, rent, repairs, supplies, and other costs that relate to either the preopening period, in the case of a new restaurant, or the remodelina period, in the case of a major remodel of an existing restaurant. Once the new restaurants open or existing restaurants' major remodels are completed, capitalization ceases.

DEFERRED STOCK ISSUANCE COSTS
The Company offered stock for sale during 1996, using an Underwriter for the first time. As costs and expenses were incurred pursuant to the stock offering, they were deferred until the stock sale took place. When the stock sale took place, these costs, which aggregated $ 159,980, reduced the additional paid in capital realized from the sale. The majority of the costs involved were attorney's fees.

DEFERRED FRANCHISE SYSTEM COSTS
During 1995 and 1996, the Company incurred certain internal, as well as external, costs as it developed its franchise system. Substantially all internal phases of the franchise system were in place by February, 1996 at which time no additional internal costs were deferred. The Company amortizes total deferred franchise system costs over five years, beginning in February of 1996. Total amortization of deferred franchise system cost were $ 22,311 in 1996. No costs were amortized during 1995, as the franchise system was not operational.

FRANCHISE FEES
The Company has sold one franchise to a franchisee that is an entity partially owned by an officer/stockholder of the Company. The terms of the franchise require a $ 50,000 fee to be paid to the Company. The Company recognizes this payment as revenue when it has completed its obligations under the franchise agreement. At December 31, 1995, the Company had no further obligation under this initial franchise and has received the fee of $ 50,000.

In addition to the franchise fee, the Company earns royalties based upon 5 % of the franchisee's gross sales. The Company recognizes franchise royalty revenue when earned, not when received. At December 31, 1996, the Company had earned $ 34,774 from royalties, of which $ 7,500 was not paid at year end. At December 31, 1995, the Company had earned $ 5,211 from such royalties which was not paid at year end.

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADVERTISING COSTS
All advertising costs are expensed when incurred, except for those capitalized during a restaurant's preopenin~ period.


DEPRECIATION AND AMORTIZATION
Leasehold improvements are amortized over the terms of the underlying leases using the straight line method. Buildings are depreciated over the estimated useful lives of twenty years using the straight line method. Vehicles and equipment are depreciated over the estimated useful lives of five to ten years using the straight line method.

Restaurant preopening/remodel costs are amortized over sixty months using the straight line method.

CAPITALIZED LAND LEASES
At December 31, 1996, the Company was leasing land for its restaurants in Longview, Texas; Texarkana, Texas; Dallas (Frankford Avenue), Texas; and Irving (Valley Ranch), Texas. For financial reporting purposes, such leases are capitalized at an amount equal to the lesser of the present value of the lease payments or market value. No depreciation is being recorded on the capitalized land leases.

CASH AND CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, along with cash in bank and cash overdrafts. The Company paid no cash for income taxes in 1996 and paid $ 177,370 for interest in 1996. The Company paid no cash for income taxes in 1995 and paid $ 112,889 for interest in 1995. The Company paid no cash for income taxes in 1994 and paid $ 48,070 for interest in 1994.

INCOME TAXES
Income taxes are provided for the tax effects of transactions reported in the fnnncial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), restaurant preopening/remodel costs (deferred for financial statement purposes but not for income tax purposes), capitalized land leases (capitalized for financial statement purposes but not for income tax purposes) and basis of accounting (cash basis for income tax purposes and accrual basis for financial statement purposes).

                               Fresh 'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


         NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

ESTIMATES
The accompanying financial statements include certain estimates made by management in order for the f~nancial statements to be presented in accordance with generally accepted accounting principles. Management believes there are reasonable bases for each estimate and that the methods involved are consistent from year to year.

CONSIDERATION OF CREDIT RISK
The Company maintains its cash in bank deposit accounts at high quality fnancial institutions. The balances are at all times with~n federal insurance limits. The Company believes their cash management policies effectively address their cash in bank credit risk. All restaurant sales are either cash or credit card. The credit card sales are approved at point of sale with very little risk of loss.


NOTE 2 - lNVENTORY

A summary of inventory, by restaurant location, is as follows:

                                                   1996
                                              -----------

Tyler, Texas                                  $     3,686
Longview, Texas                                     3,367
Nacogdoches, Texas                                      -
Texarkana, Texas                                    8,374
Dallas (Frankford Avenue), Texas                   11,762
                                              -----------
Total Inventory                               $    27,189
                                              ===========

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31. 1996


NOTE 3 - RESTAURANT PREOPENING/REMODEL COSTS

Restaurant Preopening/Remodel Costs consist of the following:


                                                 Accumulated
                                     Costs       Amortization
                                   ----------    ------------
Balances, January 1, 1996          $ 625,523     $   268,998
     Additions                        60,924         128,219
Balances, December 31, 1996       $  686,447     $   397,217
                                  ----------     -----------


Other costs included with Restaurant Preopening/Remodel Costs in the balance sheet aggregated $ 25,443 as of December 31, 1996. These costs were for organizational expenses, funding costs, prepaid items and utility deposits.

A summary of Restaurant Preopening/Remodel Costs, by restaurant location, is as follows:
                                                     1996
                                                ----------
Longview, Texas                                 $  122,448
Nacogdoches, Texas                                 210,750
Texarkana, Texas                                   230,028
Dallas (Frankford Avenue), Texas                    62,297
Irving (Valley Ranch), Texas                        60,924
                                                ----------
Total Restaurant Preopening/Remodel Cost        $  686,447
                                                ==========


NOTE 4-INCOME TAXES
                                           1996         1995        1994
                                         ---------    ---------   ---------
Earnings  (loss)  before income taxes    $ 315,011    $ 144,324   $(248,023)
Add:
     Timing  differences                   (23,455)      33.129     112,332
      Taxable  income (loss) before           --           --          --
       Net operating loss carryforward   $ 291,556    $ 177,453   $(135,691
                                         ---------    ---------   ---------
Income tax (expense) benefit             $ (94,000)   $    --     $  15,200
                                         =========    =========   =========

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 4 - INCOME TAXES (Continued)

Deferred taxes result from differences in the bases of assets and liabilities for income tax and financial statement purposes. The source of the differences and the tax effect creating the balance at December 31, 1996, 1995 and 1994 are as follows:

                                        1996         1995           1994
                                       ---------    ---------    ---------
Deferred tax assets:
  Net operating loss  carry forward    $ ( 53,405)  $(127,908)   $ 150,953)
  Valuation  allowance                      --         11,962       45,718
                                       ---------    ---------    ---------
      Net deferred tax asset             (53,405)    (115,946)    (105,235)
                                       ---------    ---------    ---------
Deferred tax liabilities:
  Difference in depreciation methods      97,800       48,500       21,333
  Deduction of startup costs              82,750       95,040       97,987
  Cash to accrual conversion             (47,900)     (35,060)     (19,717)
  Other                                   14,755        7,466        5,632
                                       ---------    ---------    ---------
     Net deferred taX liability          147,405      115,946      105 235
                                       ---------    ---------    ---------
     Balance                           $  94,000    $    --      $    --
                                       =========    =========    =========

The Company has tax loss carryforwards totaling $ 157,081 that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

Year Originated                        Year Expiring                 Amount
----------------------------           --------------------          ---------
December 31, 1993                       December 31, 2008            $  21,390
December 31, 1994                       December 31,2009               135,691
                                                                     ---------
     Total Tax Loss Carryforwards                                    $ 157,081
                                                                     =========

NOTE 5 - NOTE PAYABLE-SHORT TERM

Notes payable-short term at December 31, 1996 consisted of the following:

     Transamerica Insurance Finance Corporation, dated July 28, 1996, due July 28, 1997, interest rate at 9.28%, payable in 12 monthly payments of $ 2,134
     beginning August 28, 1996 and the balance at maturity.          $     6,299
                                                                     ===========

                              Fresh 'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996

NOTE 6 - NOTES PAYABLE-LONG TERM

Notes payable-long term at December 31, 1996 consisted of the following:


                                                                                        Amount
     East Texas National Bank, dated March 30, 1994, due June 30, 1997, interest    -----------
     rate at 8.50%, payable in 36 monthly payments of $ 3,594 beginning June 3O,
     1994 and the balance at maturity, including interest, collateralized by the
     Company's  real and  personal  property  in  Gregg,  Nacogdoches  and Bowie
     counties, Texas                                                                 $  334,018

     East Texas  National  Bank,  dated January 28, 1994,  due January 28, 1997, interest rate at 8.50%, payable in 36 monthly payments of $ 3,282 beginning
     February  7,  1994  and  the  balance  at  maturity,   including  interest,
     collateral~zed  by the  Company's  real and  personal  property  in  Gregg,
     Nacogdoches and Bowie counties, Texas                                              300,233

     East Texas  National  Bank,  dated May 12, 1995,  due  September  12, 1998, interest  rate at ETNB  prime plus .50%,  payable in four  installments  of interest only (beginning June 12, 1995), then thirty-five  monthly payments of $  3,261,  then a  final  balloon  payment  to  fully  repay  the  loan, collateralized  by the  Company's  Frankford  Avenue  leasehold  estate  in
     Dallas, and by various personal properties                                          34,409

     East Texas  National  Bank,  dated  November 1, 1995, due October 12, 1998, interest  rate  at  10.25%,  payable  in 35  Monthly  payments  of $  1,864 beginning  November  12,  1995  and  the  balance  at  maturity,  including interest, collateralized by a second lien on the Company's Frankford Avenue leasehold  estate  in  Dallas,  and  by  a  security  interest  in  various
     equipment, fixtures and other personal property at that location                   165,265

     East Texas  National  Bank,  dated December 31, 1996, due January 30, 1998, interest rate at 10.2%, payable in 11 Monthly payments of $ 2,526 beginning
     January  30,  1997,  and  the  balance  at  maturity,~including   interest,
     collateralized by all accounts receivable, inventory, and equipment.               138,395







                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 6 - NOTES PAYABLE (Continued)



Related Party:

          Stanley L.  Swanson,  dated  October 19,  1994,  due October 19, 1999, interest  rate at  9.49%,  payable  in 60  monthly  payments  of $ 251 beginning  November  19, 1994 and the  balance at  maturity,~including interest, collateralized by a second lien on a 1994 Nissan pick-up and
          a corporate guarantee                                                          7,573

     Ford Motor Credit Company, dated June 25, 1993, due July 25, 1997, interest rate at 9.50%, payable $ 209 monthly, including interest, secured by a 1993
     Nissan truck
                                                                                         1,462
     Frost National Bank,  dated March 2, 1995, due June 2, 2000,  interest rate at 11.75%,  payable $239  monthly,  including  interest,  secured by a 1995
     Mazda truck                                                                         7,750

     Frost National Bank, dated March 31, 1995, due May 31, 2000,  interest rate at 11.990%,  payable $ 241 monthly,  including interest,  secured by a 1995
     Mazda truck                                                                          7,929
                                                                                    -----------
          Total Notes Payable-Long Term                                                 997,034
     Less Current Portion                                                              (675,864)
     Notes Payable-Long Term, net of Current Portion                                $   321,170
                                                                                    ===========


During the years ended December 31, 1996, 1995 and 1994, the Company capitalized as building costs $ 44,500, $ 12,347 and $ 2,000, respectively, in interest related to the above notes payable.

Notes Payable-Long Term are expected to mature over the next five years as follows:

         1997                     $ 675,864
         1998                       150,314
         1999                        22,060
         2000                         9,453
         2001                         8,310
                                  ---------
        Total                     $ 866,001
                                  =========

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 7- LEASES

Following is a summary of the Company's operating and capital leases:

     Marshall, Texas restaurant (land and building):
The lease term was from April 6, 1989 to March 9, 1990 and has expired. An oral arrangement of paying rent month to month has been agreed upon. Minimum lease rentals were $ 550 per month with no contingent rentals. This has been classified as an operating lease. This store was sold May 26, 1994 and the above lease was assumed by the purchaser; therefore, the Company had no further obligation under this lease after the date of sale.

     Tyler, Texas restaurant (land and building):
The sublease term is from April 1, 1995 to July 31, 1999. Minimum lease rentals are $ 1,500 per month with no contingent rentals. The lease includes a five year option at the same terms and conditions as during the primary term. This has been classified as an operating lease.

     Longview, Texas restaurant (land):
The lease term is for twenty years, begir~ng January 6, 1992. Minimum lease rentals are $1,000 per month for the first 36 months, $ 1,300 per month for the next 24 months, $ 1,500 per month for the next 60 months and $ 1,600 per month for the final 120 months. The lease includes contingent rentals based upon a percentage of gross sales, that become due if the contingent rent~ls exceed the minimum rentals. No contingent rentals have become due as of December 31, 1995. The lease also contains an option to purchase the land for $ 160,000 within the first five years of the lease. Management anticipates purchasing the land within the option period. This lease has been classified as a capital lease.

     Nacogdoches, Texas restaurant (land):
The lease term was for twenty years beginning September 28, 1992. Minimum lease rentals were $ 960 per month for the first 36 months, $ 1,080 per month for the next 24 months, $ 1,200 per month for the next 36 months, $ 1,344 per month for the next 36 months, $ 1,505per month for the next 36 months, $ 1,686 per month for the next 36 months and $ 1,888 permor~h for the final 36 months, with no contingent rentals. The lease also contained an option to purchase the land for $ 100,000 during the first three years of the lease. This lease has been classified as a capital lease. During the year ended December 31, 1994, the Company exercised its' purchase option, and has purchased the land for $ 100,000. At December 31, 1994 the lease was no lon~er in effect.

                               Fresh 'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 7-LEASES (Continued)

     Texarkana, Texas restaurant (land):
The lease term is for twenty years beginning February 1, 1994. Minimum lease rentals are $ 1,547 per month for the first 36 months, $ 1,949 per month for the next 60 months, $ 2,258per month for the next 60 months, $ 2,615 per month for the final 84 months, with no contingent rentals. The lease also contains an option to purchase the land for $ 200,000 during the first three years of the lease. Management anticipates purchasing the land within the option period. This lease has been classified as a capital lease.

     Dallas (Frankford Avenue), Texas restaurant (land):
The lease term is for twenty years beginning February 21, 1995. Minimum lease rentals are $ 4,250 per month for the first 60 months, $ 4,583 per month for the next 60 months, $ 5,167 per month for the next 60 months, and $ 5,417 per month for the final 60 months, with no contingent rentals. The lease also contains two five year extensions at $ 5,750 per month for the first five year period and $ 6,083 per month for the second five year period. This has been classified as a capital lease.

     Irving (Valley Ranch), Texas restaurant (land):
The lease term is for twenty years beginning November 15, 1996. Minimum lease rentals are $ 3,625 per month for the first 60 months, $ 4,167 per month for the next sixty months, $ 4,667 per month for the next 60 months, and $ 5,250 per month for the final 60 months with no contingent rentals. The lease also contains two five year extensions, the first at market rate, but not to exceed $ 7,O83 per month, and the second at market rate. This lease has been classified as a capital lease.

     Computers and related equipment:
The lease is with AT&T Capital Corporation, dated October 5, 1993. The lease term is for 60 months beginning October 14, 1993. Minimum lease rentals are $ 579 per month. This lease has been classified as an operating lease.

     OPERATING LEASES

At December 31, 1996 the Company was leasing its Tyler restaurant land and building as well as certain computer equipment under operating leases. The annual minimum lease payments under noncancelable operating leases as of December 31, 1996 are as follows:

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 7-LEASES (Continued)

Years Ending December 31:

1997                                       $  24,948
1998                                          23,211
1999                                          10,500
2000                                              -
2001                                              -
Later Years                                       -
                                           ---------
Total Minimum Lease Payments               $  58,659



CAPITAL LEASES

December 31, 1996:

At December 31, 1996, the Company was leasing the land for its Longview, Texas; Texarkana, Texas; Dallas (Frankford Avenue), Texas; and Irving (Valley Ranch), Texas restaurants under capital leases. The economic substance of the leases is that the Company is financing the acquisition of the assets through the leases, and accordingly, it is recorded in the Company's assets and liabilities.

The following is a schedule by years of future minimum lease payments required under the capital leases, together with their present value as of December 31. 1996:

Years Endinc December 31:

1997                                        $   135,888
1998                                            135,888
1999                                            135,888
2000                                            137,886
2001                                            14O,968
Later Years                                   2,225,788
                                              ---------
  Total Minimum  Lease Payments               2,912,306
 Less Amount Representing Interest           (1,561,827)
                                              ---------
 Present Value of Minimum
   Lease Payments                             1,35O,479
Less Short Term Portion                        ( 13,219
                                              ---------
   Present Value of Minimum Lease
     Payments, net of Current Portion       $ 1,337,260
                                            ===========

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 7-LEASES (Continued)

During the year ended December 31, 1996, the Company recognized $ 78,755 in interest cost related to the above capital leases. During the year ended December 31, 1995, the Company charged to expense $ 51,738 in interest costs related to the above capital leases. During the year ended December 31, 1994, the Company recognized $ 31,146 in interest costs related to the capital leases, $ 7,729 was capitalized as Building Costs and $ 23,417 was charged to expense.



NOTE 8 - SUMMARARY OF NONCASH
TRANSACTIONS

Following is a summary of noncash investing and financing activities for the years ended December 31:

                                                 1996        1995        1994
                                            ---------   ---------   ---------

Exchange Common Stock for Furniture
     And Equipment                          $    --     $  34,901   $  10,500
Exchange Common Stock for Building Costs         --        89,650      13,318
Exchange Common Stock for Corporate
     Organizational  Costs                       --          --        20,000
 Exchange  Common Stock for Deferred
       Stock Issuance Costs                      --         5,000        --
Exchange  Common Stock for Debt Repayment        --        38,000        --
Capital  Lease  Obligations                   400,000     500,000    (165,000)
Accrued Deferred Stock Issuance Cost             --        82,935        --
Accrued Tyler  Equipment  Purchase               --         7,682        --
                                            ---------   ---------   ---------
      Total Noncash Investing and
      Financing Activities                  $ 400,000   $ 758,868   $(121,182)
                                            =========   =========   =========

                               Fresh'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 9-CONTINGENCIES

Securities Issues:

After February 28, 1994, the Company's counsel discovered that, beginning in approximately March of 1992, the Company sold shares of its common stock to shareholders in transactions which were not registered with either the U.S. Securities and Exchange Commission or qualified under the Texas Securities Act.

These sales of stock were subject to rescission under the Texas Securities Act by the purchaser or darnages if the purchaser no longer owns the shares. The Company obtained a $ 500,000 line of credit which would allow it to repurchase substantially all of the effected shares at the original sales price, plus interest at 10% per annum.

On August 10, 1994, rescissions offers were prepared and sent to a certain number of the effected shareholders, in a total amount of approximately $ 481,682. On September 10, 1994, the rescission offers expired, at that date six shareholders had accepted the offers in a total amount of $ 26,249, for 36,298 shares. A new shareholder purchased the subject shares from the accepting shareholders, which management believes fulfills the Company's obligation under the rescission offers.

Legal Actions:

Litigation was threatened against the Company by AT&T Capital Corporation regarding an equipment lease entered into by the Company. The potential claim was for approximately $ 30,000. Counsel has advised the Corporation that on April 12, 1996 that AT&T had agreed not to pursue its claims agninst the Company and that the likelihood of a non-favorable outcome was nominal at all times.

Suit was filed against the Company in 1994 for damages arising from an employee accident involving a meat slicer. The Company has paid the employee's medical expenses of $ 2,014 during 1995. The employee was seeking unspecified additional amounts for lost wages, pain and suffering, disfi~urement and impairment. The suit was scheduled for mediation on May 22, 1996 and for trial on July 8, 1996. During 1996 the Company settled this claim for $ 14.000

                               Fresh'n Lite, Inc.
                          Notes to Financia1 Statements
                                December 31, 1996


     NOTE 10 - RELATED PARTY TRANSACTIONS

On May 26, 1994, the Company sold its Marshall, Texas store to an officer/shareholder of the Company. As more fully described in Note 11, the sales price was $ 25,000, which resulted in a loss of $ 11,500 for the year ended December 31. 1994.

As more fully described in Note 5, the Company borrowed funds from two officer/shareholders in the total amount of $ 50,641, during the year ended December 31, 1994. At December 31, 1995, the Company owes one shareholder 10,025.

On February 17, 1995, the Company sold 133,333 shares of common stock to the Company's largest food distnbutor for $ 200,000, pursuant to a stock purchase agreement. The agreement binds the Company to purchase 90% of its food products from the distributor for five years, as well as to repurchase the common stock at the original price if one of two repurchasing events occur. As of December 31, 1996, the Company's obligation under this agreement has expired. As of June 4, 1997, the Company is unaware of and has not been notified that any repurchasing events have occurred.

At  December   31,   1996,   the  Company   had  a  note   receivable   from  an
officer/shareholder of the Company in the amount of $ 31,345. The note bears interest at 9% and is payable in ten monthly payments of $ 3,264.51 beginning in February, 1997.



     NOTE 11-COMPENSATED ABSENCES

Compensated absences have not been accrued in the accompanying financial statements as the amount cannot be reasonably estimated. Management believes the amounts to be insignificant and, therefore, would have little impact on the accompanying financial statements.


     NOTE 12 - DISCONTINUED RESTAURANTS

The Company sold its Marshall, Texas and Tyler, Texas stores during the year ended December 31, 1994. These stores were not a "segment" of the Company and, therefore, these stores operations are included in income from continuing operations for the Year ended December 31. 1994.

                               Fresh 'n Lite, Inc.
                          Notes to Financial Statements
                                December 31, 1996


NOTE 12 - DISCONTINUED RESTAURANTS (Continued)

Following are certain items related to the discontinued restaurants during the year ended December 31 1994:


                                     Tyler         Marshall
                                  Restaurant    Restaurant      Total
                                  ----------    ----------   ----------

Sales                              $ 111,542    $  41,273    $ 152,815
Cost of Sales                        (42,183)     (13,165)      55,348
                                   ---------    ---------    ---------
     Gross Profit                     69,827       28,108       97,467
                                                ---------    ---------
Operating Expenses                   (61,827)     (29,789)     (91,616)
                                   ---------    ---------    ---------
     Net Operating Income (Loss)   $   7,532    $  (1,681)   $   5,851
                                   =========    =========    =========
Loss on Sale                       $  (3,509)   $ (11,500)   $ (49,009)
                                   =========    =========    =========

On March 31, 1995, the company reacquired the Tyler restaurant for $ 21,632.


     NOTE 13-STOCK OPIIONS


On March 1, 1995, the Board of Directors of the Company adopted its 1995 Incentive Stock Option Plan pursuant to which 100,000 shares of the Company's stock were set aside for the purpose of granting of incentive stock options to directors and key employees of the Company. The purchase price of the stock purchased pursuant to the exercise of such an option is required to be not less than 100% of the fair market value of the stock on the date of the grant of the option. This plan was approved by shareholders on October 19, 1995.

Under the Plan, an option for 50,000 shares has been granted to one shareholder for service as a member of the Board of Directors with a purchase price of $
1.50 per share and expires March 1, 2000. Also, under the Plan, two other Directors have been granted options for 25,000 shares each for service as members of the Board with a purchase price of $ 1.50 per share and expire on October 19, 2000. As of June 4, 1997, none of these stock options have been exercised.

                               FRESH'N LITE, INC.
                                  BALANCE SHEET
               FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 1997
                                   (Unaudited)



     ASSETS                                            9 Month Period Ending
                                                          September 30, 1997
                                                 -------------------------------
     CURRENT ASSETS

Cash                                                  82,643
Inventory                                             73,958

     Total Current Assets                            156,601

     PROPERTY AND EQUIPMENT
          (Pledged)
Buildings                                          2,908,175
Land                                                 100,000
Capitalized Land Leases                            1,343,000
Leasehold Improvements                                83,297
Vehicles and Equipment                             1,284,773

         Total Property and Equipment              5,719,245
Accumulated Depreciation                            (521,075)

Property and Equipment - Net                       5,198,170


         OTHER ASSETS
Restaurant Preopening/Remodel Costs
 and Other Assets, Net of Accumulated Amortization   169,945
 Deferred Stock Issuance Costs                        29,969
 Deferred Franchise System Costs                      75,273
 Note Receivable - Related Party                      56,866

         Total Other Assets                          332,053

         TOTAL ASSETS                             $5,686,824

                               FRESH'N LITE, INC.
                                  BALANCE SHEET
               FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 1997
                                   (Unaudited)




          LIABILITIES AND
          SHAREHOLDER'S EQUITY                           9 Month Period Ending
                                                         September 30, 1997
                                                    ---------------------------

          CURRENT LIABILITIES
  Accrued Expenses                                             111,863
  Accounts Payable                                              51,965
  Current Portion of Capital Lease Obligations                  13,219
  Current Portion of Notes Payable- Long Term                   75,864

          Total Current Liabilities                            252,911

          OTHER LIABILITIES
Capital Lease Obligations, Net of Current Portion            1,337,260
Notes Payable - Long Term, Net of Current Portion            1,078,547

          Total Liabilities                                  2,415,807

          CONTINGENCIES

          SHAREHOLDERS' EQUITY
Common Stock, $0.01 Par Value; 50,000,000 Shares
Authorized; 6,041,800 Shares Issued and Outstanding             60,418
Additional Paid In Capital                                   2,732,603
Retained Earnings - Prior                                      182,225
Retained Earnings - Current                                     44,110
                                                             ----------
                                                             3,019,356
Less Treasury Stock at Cost, 1250 Shares                        (1,250)

     Total Shareholders' Equity                              3,018,106

     TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                                   $5,686,824

                                FRESH'N LITE, INC
                                INCOME STATEMENT
               FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 1997
                                  (Unaudited )




                                                        9 Month Period Ending
                                                        September 30, 1997
                                                   ----------------------------


SALES                                                    $2,352,906
COSTS OF SALES                                             (651,621)
                                                         ----------
     GROSS PROFIT                                         1,701,285

     EXPENSES

Salaries and Contract Labor                                 622,101
Payroll and Other Taxes                                      88,803
Professional Fees                                            86,953
Advertising and Promotional                                  57,925
Rent                                                        109,114
Insurance                                                    38,149
Telephane                                                    28,618
Travel                                                       10,557
Utilities                                                    66,116
Depreciation                                                141,680
Amortization                                                230,416
Interest                                                     83,001
Linen and Laundry                                            22,879
Repairs and Maintenance                                      50,795
Supplies                                                     12,201
Miscellaneous                                                 7,867
                                                         ----------
     Total Expenses                                      $1,657,175
                                                         ----------

     OPERATING INCOME(LOSS)                                  44,110

Income Tax (Expense) Benefit:
     Current
     Deferred

     NET INCOME                                          $   44,110


                               Fresh 'o Lite, Inc.
                  Statements of Changes in Shareholders' Equity
       For the Years ended December 31, 1996, 1995, 1994 and the interim 9 months ending September 1997



                                                                                      Total
                                         Additional    Retained                        Share
                               Common      Paid in      Earnings      Treasory         holders'
                                Stock      Capital      (Deficits)      Stock          Equity
                           ----------    ----------    -----------    ----------     -----------


BALANCES, JANUARY
  1, 1994                 $    46,737   $   788,697    $    47,623    $    (1,250)   $   881,807

  Net (Loss)                     --            --          232,823)          --         (232,823)
  Sale of Common
  Stock, 299,210
  Shares                        2,992       210,823           --             --          213,815
                          -----------   -----------    -----------    -----------    -----------
Balances, Dec. 31, 1994        49,729       999,520       (185,200)       (1,2SO)        862,799

  Net Income                     --            --          144,324           --          144,324
  Sale of Common
  Stock, 291,734
  Shares                        2,918       365,334           --             --          368,252
                          -----------   -----------    -----------    -----------    -----------
Balances, Dec. 31, 1995        52,647     1,364,854        (40,876)        (1,250)     1,375,375

  Net Income                     --            --          223,101           --          223,101
  Sale of Common
  Stock, 226,400
  Shares                        2,264       563,736           --             --          566,000
  Stock Issuance
  Costs                          --        (159,980)          --             --        (159,9801
                          -----------   -----------    -----------    -----------    -----------
Balances, Dec. 31, 1996        54,911     1,768,610        185,200         (1,250)     2,004,496

  Net Income                     --            --           44,110           --           44,110
  Sale of Common
  Stock, 550,700
  Shares                        5,507       963,993           --             --          969,500
                          -----------   -----------    -----------    -----------    -----------

  BALANCES,
  SEPTEMBER30,1997        $    60,418   $ 2,732,603    $   226,338    $    (1,250)   $ 3,018,106
                          ===========   ===========    ===========    ===========    ===========

                               FRESH'N LITE, INC.
                             STATEMENT OF CASH FLOW
               FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30, 1997
                                   (Unaudited)



                                                        9 Month Period Ending
                                                        September 30, 1997
                                                   ----------------------------


Cash Flows from Operating  Activities
Net Income (Loss)                                          $226,335
                                                           --------
Adjustments to Reconcile Net  Income
      to  Net  Cash  Provided  by
      Operating Activities:
      Depreciation                                         141,680
      Amortization                                         230,416
      Change in Net Capital Leases                         o
      Net Change in Assets and Liabilities
     (Increase) in  Inventory                              (46,769)
      Increase (Decrease) in Accounts Payable                4,956
     Increase (Decrease) in Accrued Expenses               (31,010)
    (Decrease) in Deferred Taxes                           o
     Loss on Sale of Restaurants                           o
     Total Adjustments                                     299,273
       Net Cash Provided bv O~eratina Activities           525,608

Cash Flows from Investing Activities:
Capital Expenditures                                    (1,140,747)
Expenditures for Preopening/Remodel Costs and
    Other Assets                                          (111,118)
(Increase ) Decrease in Note Receivable                    (25,521)
(Increase) in Deferred Franchise System Costs              (1O,000)
Proceeds from Restaurant Sales                               0
    Net Cash Used in Investing Activities               (1,287,386)

    Cash Flows from Financing Activities:
  Sale of Common Stock                                     969,500
  Borrowing on Notes Payable                               385,O00
  Principal Payments on Notes Payable                     (656,398)
  Net Cash Provided by Financing Activities                698,102

NET INCREASE (DECREASE) IN CASH                             63,676

CASH AT BEGINNING OF YEAR                                   18,967
CASH AT END OF PERIOD                                       82,643

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure:

None

Item 15: Financial Statements and Exhibits.

Attached hereto are the exhibits as required.

          EX-3.(I)
          Articles of Incorporation


                                State of Delaware

[STAMPED]
Received For Record
 '90 Jul 10 A9:50

EVELYN T. ALLMAR
        RECORDER
                          Office of Secretary of State


                               -------------------

I, MICHAEL HARKINS, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATED OF INCORPORATION OF BOSKO'S, INC. FILED IN THIS OFFICE ON THE NINTH DAY OF MAY, A.D. 1990, AT 9 O'CLOCK A.M.


                              --------------------







[Stamped seal of Department of State of
Delaware Office of the Secretary of State]   /S/ Michael Harkins
                                             -----------------------------------
                                             Michael Harkins, Secretary of State
                   901295163

                                                  AUTHENTICATION:  12649082

                                                            DATE: 05/09/1990

    STATE OF DELAWARE
      o SECRETARY OF
     STATE DIVISION
     OF CORPORATIONS
     FILED 09:00 AM
  05/09/1990 901295163
        - 2230140

                           CERTIFICATE OF INCORPORATION
                                of BOSKO S, INC.

FIRST. The name of this corporation is B0SKO S, INC.

SECOND. Its registered office in the State of Delaware is to be located at 725 Market in the City of Wi1ming, County of New Castle. The registered agent in charge thereof is The Company Corporation at "same as above"


THIRD. The nature of the business and, the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

     "The purpose of the corporation is to engage in any lawful an or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH. The amount of the total authorized capital stock of this corporation is 50,000,000 share of .00001 Par Value.

FIFTH.  The name and mailing  address of the  incorporators  as  follows:  NAME:
ADDRESS: Michele Baray 725 Market St. Wilmington, DE 19801

SIXTH. The powers of the incorporator are to terminate upon filing of the certificate of incorporation, and the name(s) and mailing address(es) of persons who are to serve as director(s) until the first annual meeting of stockholders or until their successors are elected and qualify are as follows Name and address of director(s) Stanley L. Swanson and Curtis Swanson both at Fill in name(s) 500 E. Houston Marshall, TX 75670 and addresse.(es)

SEVENTH. The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital., and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporaton.

With the consent in writing, ant pursuant to a vote of the hollers of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner. of the whole property of this corporation.

The By-Laws shall determine whether and to what extent the accounts and books of this corporation. or any of them shall be open to The inspection of the stockholders: and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law or the 9y-Laws~ or by resolution of the stockholders.


The stockholders and director shall have power to hold their meeting, and keep the books, documents and papers of the Corporation outside of the State of Delaware. at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

     It is the intention that the objects, purposes ant powers specified in the Third paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by reference to or inference from the terms of any other clause or paragraph or in this certificate of incorporation. but that the objects, purposes and powers specified in the Third paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

EIGHTH. Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves ( I 1 a director's duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; ( 3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate and do certify that the facts herein are true; and I have accordingly hereunto set my hand.


DATED AT: May 7, 1990

State of Delaware

County of New Castle

                                       /s/ Michele Baray
                                           -------------------

[STAMPED]

  State of Delaware          CERTIFICATE OF AMENDMENT
  SECRETARY OF STATE
  DIVISION OF CORPORATIONS             OF
  FILED 09:00 AM 01/4/1993
  930145271 - 2230140]      CERTIFICATE OF INCORPORATION



Bosko's, Inc., a Corporation organized and existing under and by virtue of the General corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

     FIRST: That at a meeting of the Board of Directors of

Bosko's, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows.


     RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "one & six" so that, as amended said Article shall be and read as follows:

     "First. The name of this corporation is FRESH'N LITE, INC.

     SIXTH, Name and address of directors(s) Stanley L. Swanson @ 1011 W. Loop 281 #8 Longview, TX 75604 Curtis A. Swanson @ 1011 W. Loop 281 #8 Longview, TX 75604 Edward Dmytryk @ 222 W. Airport Freeway Irving TX 75062 Donald W. Hurta @ 807 holly Highlands, TX 77562

     SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting of the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD: That said amendment as duly adopted in accordance with provisions of
     Section 242 of the General Corporation Law of the State of Delaware.

     FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

     IN WITNESS WHEREOF, said corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by Stanley L. Swanson its president and Carole A. Swanson its Secretary, this 1st day of November, 1992.

       /s/ Carole Swanson                            /s/ Stanley L. Swanson
           -------------------                           ----------------------
            Secretary                                     President

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION


Fresh'n Lite, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

     FIRST: That at a meeting of the Board of Directors of Fresh'n Lite,Inc., Resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. the resolution setting forth the proposed amendment is as follows:


          RESOLVED, that the certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "fourth" so that, as amended said Article shall be and read as follows:

          "The amount of authorized capital stock of this corporation is 50,000,000 shares of .01 par value.

     SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting of the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD: That said amendment as duly adopted in accordance with the provisions of Section 242 of the Genere1 Corporation Law of the state of Delaware.

     FOURTH: That the capital of eald corporation shall not be reduced under or by reason of said amendment.

     IN WITNESS WHEREOF, said Secretary has caused its corporate aea1 to be hereunto affixed and this certificate to be signed by Stanley L. Swanson its President and Carole A Swanson its Secretary, this 16th day of March, 1994.

/s/ Carole A. Swanson                   Stanley L. Swanson
    ----------------------              ------------------------
    Secretary                           President



          STATE OF DELAWARE
                                                      SECRETARY OF STATE
                                                   DIVISION OF CORPORATIONS
                                                   FILED 09:00 AN 03/21/1994
                                                   944045032 - 2230140

                                State of Delaware
                                                                 Page 1
                        Office of the secretary of State

                       ----------------------------------




     I, WILLlAM T. QUILLEN, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE SAID "BOSKO'S, INC.", FILED A CERTIFICATE OF AMENDMENT, CHANGING ITS CORPORATE TITLE TO "FRESH'N LITE, INC.", ON THE FOURTEENTH DAY OF JANUARY, A.D. 1993, AT 9 O' CLOCK A.M.







  932325159


                                          /s/  William T. Quillen
                                              -------------------
                                          William T. Quillen, Secretary of State


                                                               4028719
                                                AUTHENTICATION:
                                                               08/24/1993
                                                          DATE:
[GRAPHIC OMITTED]

932325159

                                 [STAMPED SEAL]

                               THE STATE OF TEXAS

                               SECRETARY OF STATE


     The undersigned, as Secretary of State of the State of Texas, HEREBY CERTIFIES that the attached is a true and correct copy of the following described instruments on file in this office:

                                  BOSKO'S. INC.

     Application for Certificate of Authority                      June 19, 1991









{stamped seal
State of Texas]
                    IN TESTIMONY WHEREOF, I have hereunto signed my name officially and caused to impressed hereon the Seal of State at my office in the City of Austin, this 9th day of November, A.D. 1992

                                                  /s/ John Hannah Jr
                                                      -------------------------
                                                      Secretary of State

                                                                   600/200
                                                                     8/92

                              [Stamped seal of the
                                state of Texas]



                               The State of Texas

                               Secretary of State




                        AMENDED CERTIFICATE OF AUTHORITY
                                       OF
                               FRESH'N LITE, INC.
                            CHARTER NUMBER 00087909
                                    FORMERLY
                                 BOSKO'S, INC.


     THE UNDERSIGNED, AS SECRETARY OF STATE OF THE STATE OF TEXAS, HEREBY CERTIFIES THAT THE ATTACHED APPLICATION BY THE ABOVE NAMED ENTITY FOR AN AMENDED CERTIFICATE OF AUTHORITY TO TRANSACT BUSINESS IN THIS STATE, HAS BEEN RECEIVED IN THIS OFFICE AND IS FOUND TO CONFORM TO LAW.

     ACCORDINGLY THE UNDERSIGNED, AS SECRETARY OF STATE, AND BY VIRTUE OF THE AUTHORITY VESTED IN THE SECRETARY BY LAW, HEREBY ISSUES THIS AMENDED CERTIFICATE OF AUTHORITY TO TRANSACT BUSINESS IN THIS STATE UNDER THE NAME OF

                               FRESH'N LITE, INC.
DATED SEP.  9, 1993

EFFECTIVE SEP.  9, 1993






[STAMPED SEAL OF THE
STATE OF TEXAS]                              /S/  John Hannah Jr
                                                  -----------------------
                                                  Secretary of State

                              [Stamped seal of the
                                state of Texas]



                               The State of Texas

                               Secretary of State

                                 Sep. 14, 1993




FRESH N' LITE
1011 LOOP 281 STE 4
LONGVIEV, TX  75604

RE:
FRESH'N LITE, INC.

CHARTER NUMBER 00087909-06




IT HAS BEEN OUR PLEASURE TO APPROVE AND PLACE ON RECORD YOUR AMENDED CERTIFICATE OF AUTHORITY. THE APPROPRIATE EVIDENCE IS ATTACHED FOR YOUR FILES, AND THE ORIGINAL HAS BEEN FILED IN THIS OFFICE.

PAYMENT OF THE FILING FEE IS ACKNOWLEDGED BY THIS LETTER.

IF WE CAN BE OF FURTHER SERVICE AT ANY TIME, PLEASE LET US KNOW.



                                             VERY TRULY YOURS,



[STAMPED SEAL OF THE
STATE OF TEXAS]                              /S/  John Hannah Jr
                                                  -----------------------
                                                  Secretary of State

                                State of Delaware
                                                                 Page 1
                        Office of the secretary of State

                       ----------------------------------




     I, WILLlAM T. QUILLEN, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "FRESH'N LITE, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-FIRST DAY OF MARCH, A.D. 1994.

[GREAT SEAL OF THE STATE OF DELAWARE
1793.1847.1907.]





                   [SEAL OF SECRETARY'S OFFICE
                    DELAWARE]             /S/ William T. Quillen
                                              -----------------------
                                          William T. Quillen, secretary of State


                                          AUTHENTICATION:   7061861

 2230140   8300                                     DATE:   3-21-94

 944044243

                                State of Delaware
                                                                 Page 1
                        Office of the secretary of State

                       ----------------------------------

     I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE CERTIFICATE OF MERGER, WHICH MERGES:

     "FRESH'N LITE, INC.", A DELAWARE CORPORATION,

     WITH AND INTO "FNL, INC." UNDER THE NAME OF "FRESH'N LITE, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF TEXAS, WAS RECEIVED AND FILED IN THIS OFFICE THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 1995, AT 4:30 O'CLOCK P.M.

     AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CORPORATION SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS.

     AND I DO HEREBY FURTHER  CERTIFY THAT THE FRANCHISE TAXES HAVE BEEN PAID TO

     AND I DO HEREBY FURTHER CERTIFY THAT UPON FILING OF THE AFORESAID CERTIFICATE OF MERGER, THE CORPORATE EXISTENCE OF "FRESH'N LITE, INC." WAS TERMINATED. DATE.








[SEAL OF THE
SECRETARY'S OFFICE
DELAWARE]                          /S/  Edward J. Freel
                                        -----------------------------
                                        Edward J. Freel, Secretary of State



                                        AUTHENTICATION:      7686957
2230140  8330
                                                  DATE:      10-25-95
950246175

                                State of Delaware
                                                                 Page 1
                        Office of the secretary of State

                       ----------------------------------



     I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

     "FRESH'N LITE, INC.", A DELAWARE CORPORATION,

     WITH AND INTO "FNL, INC." UNDER THE NAME OF "FRESH'N LITE, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF TEXAS, AS RECEIVED AND FILED IN THIS OFFICE THE TWENTY-FOURTH DAY OF OCTOBER, A.D. 1995, AT 4:30 O'CLOCK P.M.

     A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.








[SEAL OF THE
SECRETARY'S OFFICE
DELAWARE]                          /S/  Edward J. Freel
                                        -----------------------------
                                        Edward J. Freel, Secretary of State



                                        AUTHENTICATION:      7687148
2255160  8100M
                                                  DATE:      10-25-95
950245580

                                                       DIVISION OF CORPORATIONS
                                                       FILED 04:30pm 10/24/1995
                                                         950145580-2230140

                             CERTIFICATE OF MERGER

                                       OF

                   FRESH'N LITE, INC. (a Delaware Corporation)

                                      INTO

                        F'NL, INC. (a Texas Corporation)



     The undersigned corporation organized and existing under and by virtue of the General corporation Law of the State of Delaware.

DOES HEREBY CERTIFY;

     FIRST: That the name and state of incorporation of each of the constituent corporations of the merger are as follows:

               Name of Corporation                          State
               -------------------                          -----

               FRESH'N LITE, INC.                           Delaware

               F'NL, INC.                                   Texas

     SECOND: That a Plan and Agreement of Merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 252 of the General Corporation Law of the State of Delaware.

     THIRD: That the name of the surviving corporation of the merger is F'NL, Inc., a Texas corporation.

     FOURTH: That the certificate of incorporation (the articles of incorporation) of F'NL, INC., shall be amended by amending Article One thereof so that upon the within described Merger the name of such corporation shall be FRESH'N LITE, INC., and that the certificate of incorporation (as mended) of F'NL, INC., a Texas corporation which the surviving the Merger, shall be the certificate of incorporation of the surviving corporation.

     FIFTH: That the executed Plan and Agreement of Merger is on file at the principle place of business of the surviving corporation. the address of the principle place of business of the surviving corporation is 2804 Judson road, Longview, Texas 75061.

     SIXTH: That a copy of the Plan and Agreement of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

     SEVENTH: F'NL, INC., the corporation which is surviving the merger hereby agrees that it may be served with process in Delaware in any proceeding for enforcement of any obligation of any constituent corporation of Delaware, as well as for enforcement of any obligation of F'NL, INC., the surviving corporation of the merger, including any suit or other proceeding to enforce the right of any stockholder as determined in appraisal proceedings pursuant to the provisions of Section 262 of the General Corporation Law of the State of Delaware. F'NL, INC., does hereby irrevocably appoint the Secretary of state of Delaware as its agent to accept service of process in any suit or other proceeding, and the address to which a copy of such process shall be mailed by the Secretary of State is as follows:

                              2804 Judson road
                              Longview, Texas 75061

     EXECUTED this 19th day of October, 1995.

                              F'NL, INC.

                              By:  /s/  Stanley L. Swanson
                                   -----------------------
                                   Stanley L. Swanson, President



ATTEST:


BY:  /S/ Carole A. Swanson
     -----------------------------
     Carole A. Swanson, Secretary

[seal of The        Secretary of State
State of Texas      Corporations Section
                    P.O. Box 13697
                    Austin, Texas 78711-3697










                                    ENTITY:

                               FRESH'N LITE, INC.

                            CHARTER NUMBER: 87909-6

                                DOCUMENT FILED:

                                  TERMINATION

                          FILE DATE: OCTOBER 24, 1995



This letter will acknowledge the receipt and filing of the above referenced document. The relevant statutory provision does not provide for a certificate of filing for this type of document and, therefore, this letter may be used as evidence of filing. Should you require further information or assistance, please call (512) 463-5581.



Very truly yours,

Lorna Wassdorf

Deputy Assistant Secretary
Statutory Filings Devision
















The Office of the Secretary of State does not discriminate on the basis of race, color, national origin, sex, religion, age or disabilitys in employment or the provision of service.

                               The state of Texas

                               SECRETARY OF STATE

                          CERTIFICATE OF INCORPORATION
                                       OF
                                   F'NL, INC.
                           CHARTER NUMBER 1371543-00

The undersigned, as Secretary of State of Texas, hereby certifies that the attached Articles of Incorporation for the above named corporation have been received in this office and are found to conform to law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law, hereby issues this Certificate of Incorporation.

Issuance of this Certificate of Incorporation does not authorize the use of a corporate name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Ace, or the common law.

Dated:       September 28, 1995
Effective:   September 28, 1995









[Seal of the State of Texas]




                                             /s/  Antonio O. Garza, Jr.
                                                  ----------------------------
                                                  Antonio O. Garza, Jr.
                                                  Secretary of State        LCS

                           ARTICLES OF INCORPORATION

                                       OF                        Filed
                                                        In the office of the
                                   F'NL, INC.        Secretary of State of Texas
                                   ----------
                                                               SEP 28 1995


                                                        CORPORATIONS SECTION



     I, the undersigned natural person of the age of eighteen (18) years or more, acting as incorporator of a corporation under the Texas Business
Corporation Act (the "Act"), do hereby adopt the following Articles of Incorporation for such corporation.

                                   ARTICLE ONE

     The name of the corporation is "F'NL, Inc."

                                   ARTICLE TWO

     The period of its duration is perpetual.

                                  ARTICLE THREE

     The corporation is organized for the purpose of engaging in any lawful act, activity and/or business for which a corporation may be organized under the Act.

                                  ARTICLE FOUR

     The aggregate number of shares which the corporation shall have authority to issue is FIFTY MILLION (50,000,000) shares of common stock, each with a par value of ONE CENT ($0.01), all of such shares being of the same class.

                                  ARTICLE FIVE

     No shareholder shall have any preemptive rights to acquire unissued or treasury shares of the corporation.

                                   ARTICLE SIX

     No shareholder shall be entitled to cumulate his votes at any election of the directors of the corporation.

                                  ARTICLE SEVEN

     The corporation will not commence business until it has received for the issuance of its shares consideration equal to or exceeding the value of $1,000.00, consisting of money, labor done, or property actually received.

                                  ARTICLE EIGHT

     The address of its initial registered office is 2804 Judson Road, Longview, Texas 75601. The name of its initial registered agent at such address is Stanley
L. Swanson.

                                  ARTICLE NINE

The number of initial directors is one (1). The name and address of each director is:

                          Stanley L Swanson
                          2804 Judson Road
                          Longview, Texas 75601

                                   ARTICLE TEN

        The name and address of the incorporator is:
        Rex S. Whitaker
        Naman, Howell, Smith & Lee, P.C.
        P. O. Box 1470
        Waco, Texas 76703-1470


                                 ARTICLE ELEVEN

     A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent a statute of the State of Texas expressly precludes elimination or limitation of such personal liability. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.

                                 ARTICLE TWELVE

     Any action required to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.



                                           /s/  Rex S. Whitaker
                                                ----------------------------
                                                Rex S. Whitaker, Incorporator

                                   DISCLAIMER

     I, the undersigned, being the incorporator of F'NL, Inc., a corporation formed by filing these Articles of Incorporation with the Secretary of State of the State of Texas, do hereby disclaim any and all interests in said corporation.

                                           /s/  Rex S. Whitaker
                                                ----------------------------
                                                Rex S. Whitaker

                                     [seal]
                               The State of Texas

                               SECRETARY OF STATE
                             CERTIFICATE OF MERGER

                               FRESH'N LITE, INC.
                              formerly F'NL, INC.


The undersigned, as Secretary of State of Texas, hereby certifies that the attached Articles of Merger of

              FRESH'N LITE, INC. (a Delaware no permit corporation)
                                      with
                      F'NL, INC. which changed its name to
                    FRESH'N LITE, INC. (A Texas corporation)

have been received in this office and are found to conform to law. ACCORDINGLY, the undersigned, as Secretary of state, and by virtue of the authority vested in the Secretary by law, hereby issues this Certificate of Merger.

Dated     October 27, 1995.

Effective      October 27, 1995









[seal of
THE STATE OF TEXAS]

                                                  /s/  Antonio O. Garza, Jr.
                                                       ------------------------
                                                       Antonio O. Garza, Jr.
                                                         Secretary of State

                               ARTICLES OF MERGER

                                       OF
                                                                 [Filed stamped]
                       FRESH'N LITE, INC., AND F'NL, INC.
                                                               In the Office of
                                      INTO                the Secretary of State
                                                                OCT 27 1995
                                  F'NL., INC.               Corporations Section
                      (Herein Renamed Fresh'n Lite, Inc.)




Pursuant to the provisions of Article 5.04 of the Texas Business Corporation Act, the undersigned domestic and foreign corporations adopt the following Articles of Merger.

1. The names of the corporations participating in the merger and in the State under the laws of which they are respectively organized are as follows:

          Name of Corporation                                     State
          ------------------                                     -----

          Fresh'n Lite, Inc.                                     Delaware

          F'NL, Inc.                                             Texas

2. The Plan and Agreement of Merger (the "Plan of Merger") is set forth as Exhibit "A".

3. The Plan of Merger was duly approved by the shareholders of each corporation as follows:

Name                           Number of
  OF                            Shares
Corporation                    Outstanding           Entitled to Vote as a Class
-----------                    -----------           ---------------------------

F'NL, Inc.,                    Common Stock: One (1)   None.  All Shares are
a Texas Corporation            Preferred Stock: None   entitled to vote equally.

Fresh'n Lite,Inc.,             Common Stock: 5,131,948 None.  All shares are
a Delaware Corporation         Preferred Stock: None   entitled to vote equally.

     As to each of the undersigned corporations, the total number of shares voted for and against the Plan of Merger, respectively, are as follows:


                                                  Total          Total
                                                  Voted          Voted
Name of Corporation                               For            Against
-------------------                               -----          -------

F'NL, Inc.          Common stock:                 One (1)        None

Fresh'n Lite, Inc.  Common Stock:                 2,919,454      None


     Each of the corporations has only one class of shares; therefore, no separate class of shares is entitled to vote as a class.


4. As to each foreign corporation that is a party to the Plan of Merger, the approval of the Plan of Merger was duly authorized by all action required by the laws under which it was incorporated or organized and by its constituent documents.

5. the Articles of Incorporation of F'NL, Inc. are hereby amended pursuant to the Plan of Merger so that Article One of said Articles of Incorporation shall hereafter provide as follows:

                                  "ARTICLE ONE
                                   -----------

              "The name of the Corporation is Fresh'n Lite, Inc."

Dated:  October 19,1995

ATTEST:                                  Fresh'n Lite, Inc.,
                                         a Delaware Corporation

/s/  Carole A. Swanson
     -----------------------------
      Carole A. Swanson, Secretary

                                        /s/  Stanley L. Swanson
                                             -------------------------------
                                             Stanley L. Swanson, President



ATTEST:                                 F'NL, Inc.
                                        a Texas Corporation


 /s/  Stanley L. Swanson
      ---------------------------
      Stanley L. Swanson, Secretary

                                       /s/  Stanley L. Swanson
                                            -------------------------------
                                            Stanley L. Swanson, President

                                    PLAN AND
                              AGREEMENT OF MERGER
                              -------------------


     PLAN AND AGREEMENT OF MERGER (this "Agreement"), dated as of the 28th day of September 1995, pursuant to section 252 of the General Corporation Law of Delaware, and Article 5.01-5.4 of the Texas Business Corporation Act, between Fresh'n Lite, Inc., a Delaware corporation and F"NL Inc., a Texas Corporation.

                                  WITNESSETH:
                                  ----------

     WHEREAS, the constituent corporations desire to merge (the "Merger") into a single corporation; and

     WHEREAS, the purpose of the Merger is to effectuate a change of the domicile of Fresh'n Lite, Inc., from Delaware to Texas;

     NOW, THEREFORE, the corporations, parties to this Agreement, in consideration of the mutual covenants, agreements and provisions hereinafter contained do hereby prescribe the terms and conditions of said Merger and mode of carrying the same into effect as follows:

     FIRST: F'NL, Inc., a Texas corporation (sometimes referred to herein as the "surviving corporation"), hereby merges into itself Fresh'n Lite, Inc., a Delaware corporation, and said Fresh'n Lite,Inc., a Delaware corporation (sometimes referred to herein as the "merged corporation" or the "merging corporation"), shall be and hereby is merged into F"NL, Inc. a Texas corporation, which shall be the surviving corporation, and under whose laws it shall be governed.

     SECOND: The Articles of Incorporation of F'NL, Inc., a Texas corporation, as in effect on the date of the merger provided for in this Agreement, shall continue in full force and effect as the Articles of Incorporation of the corporation surviving this merger except that the name of the surviving corporation shall be changed to Fresh'n Lite, Inc.

     THIRD: The manner of converting the outstanding shares of the capital stock of each of the constituent corporations into the shares or other securities of the surviving corporation shall be as follows:

     (a) Each share of common stock of the surviving corporation, which shall be issued and outstanding immediately prior to the effective time of the Merger, shall immediately upon effectiveness of the merger be canceled and deemed not issued and outstanding.

     (b) Each share of common stock of the merged corporation which shall be outstanding on the effective time of this merger, and all rights in respect thereof shall immediately upon effectiveness of the Merger therewith the changed and converted into one share of common stock of the surviving corporation so that immediately upon effectiveness of the merger the shareholders of the surviving corporation shall be one and the same as those of the merged corporation and shall hold a number of shares of the surviving corporation as they formerly held in the merged corporation.

     (c) After the effective date of this merger, each holder of an outstanding certificate representing shares of common stock of the merged corporation shall surrender the dame to the surviving corporation and each such holder shall be entitled upon such surrender to receive the number of shares of common stock of the surviving corporation on the basis provided herein. Until so surrendered, the outstanding shares of the stock of the merged corporation to be converted into the stock o the surviving corporation as provided herein, may be treated by the surviving corporation for all corporate purposes as evidencing the ownership of shares of the surviving corporation as though said surrender and exchange has taken place. After the effective date of this Agreement, each registered owner of any uncertified shares of common stock or preferred stock of the merged corporation shall have said shares canceled and said registered owner shall be entitled to the number of common shares of the surviving corporation of the basis provided herein.

     FOURTH: The terms and conditions of the merger are as follows:

     (a) The bylaws of the surviving corporation as they shall exist on the effective date of this merger shall be and remain the bylaws of the surviving corporation until the same shall be altered, amended or repealed as therein provide.

     (b) the articles of incorporation of the surviving corporation shall be and remain the articles of incorporation of the surviving corporation except that such articles shall be amended upon the effective date of the merger to provide that the name of the surviving corporation shall be Fresh'n Lite, Inc.


     (c) The directors and officers of the merging corporation shall become the directors and officers of the surviving corporation and shall continue in office until the next annual meeting of stockholders and directors, respectively, and until their successors shall have been elected and qualified.

     (d) this merger shall become effective upon filing with the Secretary of State of Texas.

     (e) Upon the merger becoming effective, all the property, real estate, rights, privileges, franchised, patents, trademarks, licenses, registrations and other assets of every kind and description of the merged corporation shall be transferred to, vested in, and devolve upon, the surviving corporation without further act or deed and all property, real estate, rights, and every other interest of the surviving corporation and the merged corporation shall be as effectively the property of the surviving corporation as they were of the surviving corporation and the merged corporation respectively. the merged corporation hereby agrees from time to time, as and when requested by the surviving corporation or by its successors or assigns, to execute and deliver or cause to be executed and delivered all such deeds and instruments and to take or cause to be taken such further or their action as the surviving corporation may deem necessary or desirable in order to vest in and confirm to the surviving corporation title to and possession of any property of the merged corporation acquired or to be acquired by reason of or as a result of the merger herein provided for and otherwise to carry out the interest and purposes hereof and the proper officers and directors of the merged corporation and the proper officers and directors of the surviving corporation are fully authorized in the name of the merged corporation or otherwise to take any and all such action.

     (f) the Fresh'n Lite,Inc. 1995 Incentive Stock Option Plan (the "Option Plan") of the merged corporation shall become the Option Plan of the surviving corporation, reference in the Option Plan to the "Company" shall mean the surviving corporation, and all options previously granted thereunder and under any other option agreement which is not pursuant to the Option Plan shall be deemed as options with the surviving corporation.

     (g) All liabilities and obligations of the merged corporation shall become the liabilities and obligations of the surviving corporation.

     (h) All contractual rights and obligations of the merged corporation shall become the contractual rights and obligations of the surviving corporation.

     (i) the Merger is to be a reorganization described in Section 368(a)(1)(F) of the Internal Revenue Code of 1986.

     (j) the taxpayer identification number of Fresh'n Lite, Inc., shall be the taxpayer identification number of F'NL, Inc. as allowed under Rev. Rul. 73-526, 1973-1 CB404, and all other tax or other assigned numbers of Fresh'n Lite,Inc., shall become the numbers of F'NL, Inc. unless otherwise prohibited by law or contract.

     FIFTH: Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be amendded by the Board of Directors of all constituent corporations or terminated and abandoned by the Board of Directors of any constituent corporation at any time prior to the date of filing this Agreement with the Secretary of State of Texas, provided that an amendment made subsequent to the adoption of the Agreement by the stockholders of any constituent corporation shall not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such constituent corporation, (2) alter or change any term of the Certificate of Incorporation of the surviving corporation to be effected by the merger, or (3) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of any class or series thereof of such constituent corporation.

     IN WITNESS WHEREOF, the parties to this Agreement, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors, have caused these presents to be executed by the President and attested by the Secretary of each party hereto as the respective act, deed and agreement of each of said corporations, on this 28th day of September, 1995.


                                        F'NL, Inc.
                                        a Texas Corporation



                                        /s/  Stanley L. Swanson
                                            -------------------------------
                                            Stanley L. Swanson, President


ATTEST:



 /s/  Stanley L. Swanson
      -----------------------------
      Stanley L. Swanson, Secretary

                                        FRESH'N LITE,INC.
                                        a Delaware Corporation


                                       /s/  Stanley L. Swanson
                                            -------------------------------
                                            Stanley L. Swanson, President

ATTEST:



/s/  Carole Swanson
     ------------------------------
     Carole Swanson, Secretary

              EX-3.(II)
             Bylaws of Fresh'n Lite, Inc.




                                    BYLAWS OF

                                FRESH'N LITE INC.

                                   ARTICLE I.
                            MEETINGS OF SHAREHOLDERS

     1.1 Meetings. All meetings of the shareholders for the election of Directors shall be held at the registered office of the Corporation or at such other place as the Board may fix from time to time. Meetings of shareholders for any other purpose may be held at such time and place, within or without the State of Texas, as shall be stated in the notice or in a duly executed waiver of notice.

     1.2 Annual Meetings. An annual meeting of the shareholders, commencing with the year following the adoption of these Bylaws, shall be held on January 20, if not a legal holiday, and if a Sunday or legal holiday, then on the next weekday following, at 10:00 a.m., or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which time the shareholders shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting.

     1.3 Special Meetings. Special meetings of the shareholders, for any purpose or purposes, may be called by the Chairman of the Board, the President, the Secretary, the Board of Directors, or the holders of not less than one-tenth of all of the shares entitled to vote at the meeting so called. No question may be voted upon at a special meeting of the shareholders unless the notice of such meeting states that one of the purposes of such meeting will be to act upon such question except that the shareholders may waive such requirement in the manner hereinafter provided.

     1.4 Notice of Annual and Special Meetings of Shareholders. Written or printed notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purposes for which the meeting is called shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the officer or persons calling the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his or her address as it appears on the share transfer records of the Corporation, with postage prepaid. Such notice of the date, hour, and place, and, in the case of a special meeting, the purposes of the meeting of the shareholders may be waived by one or more shareholders by written waiver or waivers signed by the person or persons entitled to such notice, whether before or after the meeting, or in any other manner allowed by law.

     1.5 Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, or in order to make a determination of shareholders for any other proper purpose (other than determining shareholders entitled to consent to action to be taken without a meeting of shareholders), the Board may provide that the share transfer records shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the share transfer records shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such records shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the share transfer records, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty
(60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the share transfer records are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of share transfer records and the stated period of closing has expired. Unless a record date shall have previously been fixed or determined pursuant to this section, whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Board.

     1.6 List of Shareholders. At least ten (10) days before each meeting of shareholders, the officer in charge of stock transfer books shall prepare a complete list of the shareholders entitled to vote at said meeting, in alphabetical order, setting out the address of and the number of voting shares held by each. For a period of ten (10) days prior to such meeting, such list shall be kept on file at the registered office or principal place of business of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting during the whole time of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

     1.7 Quorum. The holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders; provided, however, in those instances where the law requires class voting on a question, each class that is entitled to vote on such question shall be considered separately in determining whether a quorum is present for consideration of such question.

     1.8 Vote Necessary for Decision. Unless the vote of a greater number is required, by law or by the Articles of Incorporation, for the question under consideration, the vote, at a meeting at which a quorum is present, of the holders of a majority of those shares, represented at the meeting in person or by proxy that are entitled to vote on the question under consideration shall constitute the act of the shareholders. A director shall be elected only if the director receives the vote of the holders of a majorty of the shares entitled to vote in the election of directors and represented in person or by proxy at a meeting of shareholders at which a quorum is present. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders, except to the extent that the voting rights of the shares of any class or series are 1irnited or denied by the Articles of Incorporation. Except in those instances where the law or the Articles of Incorporation require class voting, there shall be no class voting on any matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by written proxy executed by such shareholder. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest, or unless otherwise made irrevocable by law.

     1.9 Meeting by Conference Telephone. Subject to the notice provisions herein, the shareholders of the Corporation may participate in and hold any meeting of such shareholders contemplated by these Bylaws by means of a conference telephone or similar communications device by which all persons participating in the meeting can hear each other. Participation in a meeting by conference telephone or similar device shall be deemed to be the equivalent of presence in person at a shareholders meeting, except where a person participates in the telephone conference for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

     1.10 Written Consent in Lieu of Meetings. Any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing.

                                   ARTICLE II.
                               BOARD OF DIRECTORS

     2.1 Management. The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors.

     2.2 Number of Directors. The number of Directors shall be such number as is from time to time specified by resolution of the Board or shareholders; provided, however, no Director's term shall be shortened by reason of a resolution reducing the number of Directors; and further provided that the number of Directors constituting the initial Board shall be one (1), but following the merger, if any, between the Corporation and Fresh "N Lite, Inc., a Delaware Corporation, the number shall be seven (7), and shall remain at such number unless and until changed by resolution of the Board or shareholders as aforesaid. Directors need not be residents of the State of Texas or shareholders of the Corporation.

     2.3 Election. At each annual meeting of the shareholders, the shareholders shall elect a complete Board of Directors to hold office until the next succeeding annual meeting and until successors shall have been elected and qualified.

     2.4 Removal of Directors. Any Director or the entire Board may be removed from his or their position(s) as Director, either with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of Directors, at any special meeting of shareholders expressly called for such purpose.

     2.5 Resignation of Directors. Any member of the Board of Directors may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time is specified, at the time of its receipt by the Chairman of the Board, the President, the Secretary, or the Board of Directors. No acceptance of a resignation shall be necessary to make it effective.

     2.6 Vacancies. Any vacancy occurring in the Board may be filled by the affirmative vote of a majority of the remaining Directors, though less than a quorum, or by the shareholders at an annual or special meeting of the shareholders called for that purpose. The successor so chosen shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors from the number elected by the shareholders shall be filled by election at an annual or special meeting of shareholders called for that purpose, or by the Board for a term of office continuing only until the next election of one or more directors by the shareholders; provided that the Board may not fill more than two such directorships during the period between any two successive annual meetings of shareholders.

     2.7 Regular Meetings. The Board of Directors shall meet each year immediately after the annual meeting of the shareholders, at the same place that the meeting of the shareholders was held for the purpose of organization, election of officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary. Other regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors.

     2.8 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, President or Secretary, acting alone, or by any two (2) Directors, acting jointly. Special meetings of the Board of Directors may be held either within or without the State of Texas. Notice of the place and time of any special meeting of the Board shall be given to each member of the Board at least forty-eight hours prior to such meeting, by or at the direction of the person or persons calling the meeting; provided, however, if such notice is by mail, it shall be given at least 72 hours prior to such meeting. Any notice to Directors shall be given either personally or by mail, telephone, telex, telefacsimile, cable or telegram. Personal, telephone, telex or telefacsimile notice to any Director shall be deemed to be given when such notice is actually received by such Director. Notice to any Director by cable or telegram shall be deemed to be given when dispatched to such Director's last known address. Notice to any Director by mail shall be deemed given when deposited in the United States mail, postage prepaid, addressed to such Director's last known address

     2.9 Waiver of Notice by Directors. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting. Any notice provided for a meeting of the Board of Directors may be waived by a Director in writing either before or after the meeting. Attendance at any meeting shall constitute a waiver of any required notice of such meeting except where a Director attends the meeting for the express purpose of objection to the transaction of any business because said meeting is not lawfully called or convened.

     2.10 Quorum. A majority of the number of Directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

     2.11 Meeting by Conference Telephone. Subject to the notice provisions herein, the Board of Directors or the members of any committee designated by such Board may participate in and hold a meeting of such Board or committee by means of a conference telephone or similar communications device by which all persons participating in the meeting can hear each other. Participation in a meeting by conference telephone or similar device will be deemed to be the equivalent of presence in person at such meeting except where a person participates in the telephone conference for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

     2.12 Actions of Board Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State.

     2.13 Transactions Involving Officers. Directors or Affiliates. If a transaction of the Company involves an officer, director or affiliate, the transaction must be approved by a majority of the disinterested directors. In order to approve such a transaction the disinterested directors must find that the Company entered into the transaction on terms that were no less favorable to the Company than could have been reached through armslength negotiations with a non-affiliated third party. For the purposes of this provision, disinterested directors mean any director who does not have an interest in the transaction requiring approval and who is not related to any party having an interest in the transaction.

                                   ARTICLE III
                                    OFFICERS

     3.1 Appointment and Term of Office. The officers of the Corporation shall consist of a President and a Secretary. There may be additional officers including one or more Vice Presidents, a Treasurer, one or more Assistant
Secretaries, one or more Assistant Treasurers, and such other officers, assistants, and agents as the Board may from time to time appoint, none of whom need be either a Director or a shareholder of the Corporation. One of the Directors may be chosen Chairman of the Board. Except to the extent that a contract of employment between the Corporation and an officer shall provide for employment for a term in excess of one year, which contracts are authorized in the discretion of the Board, each of such officers (except such as may be appointed pursuant to the provisions of paragraph (h) of Section 3.2) shall be chosen annually by the Board at its regular meeting immediately following the annual meeting of shareholders and shall hold office until the next annual meeting and until his successor is chosen and qualified, unless removed earlier. One person may hold and perform the duties of any two or more of said offices.

     3.2 Powers and Duties. The powers and duties of the officers shall be those usually pertaining to their respective offices subject to the supervision and direction of the Board and as follows:

     (a) Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the Corporation and shall have general supervision of the business of the Corporation and over its officers, subject, however, to the control of the Board. The Chairman of the Board, when present, shall preside at all meetings of the shareholders and shall preside at all meetings of the Board. He may execute and deliver, in the name and on behalf of the Corporation, deeds, mortgages, leases, assignments, bonds, contracts, or other instruments authorized by the Board unless the execution and delivery thereof shall be expressly delegated by these Bylaws to some other officer or agent of the Corporation. He shall, unless otherwise directed by the Board or by any committee "hereunto duly authorized, attend in person or by substitute or by proxy appointed by him and act and vote on behalf of the Corporation at all meetings of the shareholders of any corporation in which the Corporation holds shares.

     (b) President. The President shall be the chief operating officer of the Corporation and shall, in the absence of the Chairman of the Board, preside at all meetings of the shareholders and of the Board. He shall perform the activities assigned to him by the Board or delegated to him by the Chairman of the Board and, at his request or in his absence, shall perform as well the duties of the Chairman of the Board's office.

     (c) Vice Presidents. Vice Presidents shall perform the duties assigned to them by the Board or delegated to them by the President and, in order of seniority, at his request or in his absence, shall perform as well the duties of the President's office. Each Vice President shall have the power also to execute and deliver in the name and on behalf of the Corporation deeds, mortgages, leases, assignments, bonds, contracts, or other instruments authorized by the Board unless the execution and delivery thereof shall be expressly delegated by these Bylaws or by the Board to some other officer or agent of the Corporation.

     (d) Secretary. The Secretary shall keep the minutes of the meetings of the Board, of all committees, and of the shareholders, shall be custodian of all corporate records and of the seal of the Corporation, and shall ascertain that all notices are duly given in accordance with these Bylaws or as required by law.

     (e) Assistant Secretaries. The Assistant Secretaries, in the order of their seniority, unless otherwise determined by the Board shall, in the absence or disability of the Secretary or at the Secretary's request, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the Board may from time to time prescribe.

     (f) Treasurer. The Treasurer shall be the principal accounting officer of the Corporation and shall have charge of all the corporate funds and securities and shall keep a record of the property and indebtedness of the Corporation.

     (g) Assistant Treasurers. The Assistant Treasurers, in the order of their seniority, unless otherwise determined by the Board, shall, in the absence or disability of the Treasurer or at the Treasurer's request, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the Board may from time to time prescribe.

     (h) Other Officers. The Board may appoint and employ such other officers, agents, or employees as it may deem necessary for the conduct of the business of the Corporation. The chief executive officer may also employ such agents or employees as he deems necessary for the conduct of the business of the Corporation.

     3.3 Resignations. Any officer may resign at any time by giving written notice thereof to the Chairman of the Board, the President or to the Board. Any such resignation shall take effect as of the date received by the Chairman of the Board, the President, the Secretary or the Board of Directors unless some other date is specified therein, in which event it shall be effective as of that date. The acceptance of such resignation shall not be necessary to make it effective.

     3.4 Removal. Any officer may be removed at any time, either with or without cause, by the Board.

     3.5 Vacancies. A vacancy in any office arising at any time from any cause may be filled by the Board.

     3.6 Salaries. The salaries of all officers shall be fixed from time to time by the Board and no officer shall be precluded from receiving a salary because he is also a Director of the Corporation.

                                   ARTICLE IV.
                                 INDEMNIFICATION

     To the fullest extent allowed by applicable law, including without limitation, the Texas Business Corporation Act, as it may be amended from time to time, the Corporation may advance expenses to and indemnify Directors, officers, employees, agents, and other persons who may be advanced expenses and indemnified under applicable law.

                                   ARTICLE V.
                                  MISCELLANEOUS

     5.1 Certificates of Stock. Every shareholder shall be entitled to a certificate or certificates, in such form as may be determined by the Board, representing all shares to which the shareholder is entitled.


     5.2 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.

     5.3 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

     5.4 Seal. Unless the Board determines otherwise, the Corporation shall have a seal, the form of which is impressed immediately following the end of these Bylaws, and said seal may be used by causing it, or a facsimile thereof, to be impressed or affixed or reproduced. Every officer is authorized to affix, impress, or reproduce the seal.

                                   ARTICLE VI.
                              AMENDMENTS TO BYLAWS

     These Bylaws may be altered, amended, or repealed and new Bylaws adopted by the shareholders at any meeting, regular or special, of the shareholders, or by the Board of Directors at any meeting, regular or special, of the Board of Directors. Except in the case of a special meeting of the shareholders, no notice to the Directors or shareholders, as the case may be, of the proposal shall be necessary.



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